Exhibit 99.2

DELIVER
INSPIRE
COLLABORATE
SUSTAIN
EVOLVE
DESIGN
ENHANCE
LEAD
INNOVATE
PERFORM
ENVISION
ACHIEVE
CREATE
TRANSFORM
GROW
CONNECT
ENGAGE
SUPPORT

STN
TSX·NYSE

MANAGEMENT'S DISCUSSION AND ANALYSIS 2018

Stantec

Index to the

Management’s

Discussion

and Analysis

CORE BUSINESS	2

PRESENTATION OF FINANCIAL INFORMATION	3

2018 FINANCIAL HIGHLIGHTS	4

2018 FOURTH QUARTER HIGHLIGHTS	7

FINANCIAL TARGETS	8

BUSINESS MODEL	9

STRATEGY	10

OUTLOOK	11

FINANCIAL PERFORMANCE	13
Selected Annual Information	13
Discussion of Continuing Operations	13
Discussion of Discontinued Operations	21
Fourth Quarter Results	23
Quarterly Trends	27
Statements of Financial Position	28
Liquidity and Capital Resources	31
Other	35

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES	39
Critical Accounting Estimates	39
Accounting Developments	39
Materiality	43
Definition of Non-IFRS Measures	43

RISK FACTORS	44

CONTROLS AND PROCEDURES	51

CORPORATE GOVERNANCE	51

SUBSEQUENT EVENTS	53

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	53

Management’s Discussion and Analysis December 31, 2018	M-1	Stantec Inc.

Management’s Discussion and Analysis

February 28, 2019

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the year ended December 31, 2018, dated February 28, 2019, should be read in conjunction with the Company’s 2018 audited consolidated financial statements and related notes for the year ended December 31, 2018. Our 2018 audited consolidated financial statements and related notes are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All amounts shown are in Canadian dollars.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. This additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this Management’s Discussion and Analysis (MD&A).

Core Business

Our Company’s work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. By offering integrated expertise and services across the project life cycle, we provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices.

The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. We have three reportable segments: Canada, United States, and Global. We have five Consulting Services business operating units: Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media. For further discussion of our business and strategy, and drivers, refer to the Business Model and Strategy sections of this report.

Management’s Discussion and Analysis December 31, 2018	M-2	Stantec Inc.

Presentation of Financial Information

In 2018, we made a strategic decision to divest of our Construction Services business. We closed the sale of this business on November 2, 2018. This has impacted our 2018 consolidated financial statements and MD&A in three significant ways.

First, as required under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the operating results and cash flows previously reported for Construction Services have been restated as discontinued operations for the current and comparative periods and separated from the Company’s continuing operations. Our statement of financial position has not been restated for December 31, 2017, and the financial position for December 31, 2018, no longer includes the assets and liabilities of Construction Services. Our statement of comprehensive income (loss) has not been restated for both December 31, 2018, and December 31, 2017. Unless otherwise indicated, our discussion and analysis reflects the results of continuing operations, and current and comparative periods have been restated accordingly. We have provided restated key financial information on a quarterly basis for the first three quarters of 2018 and for 2017 in the Quarterly Trends section of this MD&A.

Second, certain corporate costs that have historically been allocated to Construction Services are now required to be classified with our continuing operations, which solely comprises Consulting Services. Prior to the sale, our continuing operations comprised both Construction Services and Consulting Services, and it was appropriate to measure their respective financial performance after considering an allocation of indirect corporate costs. However, IFRS 5 permits only those costs directly attributable to Construction Services to be included in the determination of net income from discontinued operations. As a result, all indirect corporate costs, including those previously allocated to Construction Services, are required to be classified in continuing operations. For the year ended December 31, 2018, net income from continuing operations includes $12.1 million of corporate costs that would otherwise have been allocated to Construction Services. We have provided a reconciliation of restated results for the first three quarters of 2018 and for 2017 in the Quarterly Trends section of this MD&A.

Third, our segmented reporting has been revised to include the results of Consulting Services only.

Unrelated to the sale of Construction Services, we have refined our definitions for adjusted EBITDA, adjusted net income from continuing operations, and adjusted earnings per share (EPS) from continuing operations. These non-IFRS measures are now defined to exclude unusual or non-recurring gains and losses that we believe are not reflective of our ongoing underlying operations. We believe these refined definitions provide more meaningful reflections and enhance period-over-period comparability of our normalized financial performance. These definitions are more fully described in the Definition of Non-IFRS Measures section (or Definitions section) of this MD&A. We have also provided reconciliations of these measures to their closest respective IFRS measures in the 2018 Financial Highlights section, and comparative periods have been restated accordingly.

Management’s Discussion and Analysis December 31, 2018	M-3	Stantec Inc.

2018 Financial Highlights

	Year Ended December 31

	2018	2017	2016
(In millions of Canadian dollars, except per share amounts)	$	$	$

Gross revenue	4,283.8	4,028.7	3,654.9
Net revenue	3,355.2	3,173.8	2,926.7
EBITDA from continuing operations (note)	370.1	414.6	319.8
Net income from continuing operations	171.3	97.0	123.7
Net (loss) income from discontinued operations	(123.9)	-	6.8
Net income	47.4	97.0	130.5

Basic and diluted earnings (loss) per share
Continuing operations	1.51	0.85	1.16
Discontinued operations	(1.09)	-	0.06
Total basic and diluted earnings per share (EPS)	0.42	0.85	1.22
Dividends declared per common share	0.55	0.50	0.45

Continuing operations
Adjusted EBITDA (note)	392.5	353.3	319.8
Adjusted net income (note)	206.6	196.7	159.5
Adjusted EPS – basic (note)	1.82	1.73	1.49
Adjusted EPS – diluted (note)	1.82	1.72	1.49

Total assets	4,009.9	3,883.1	4,284.7
Total long-term debt	933.7	739.6	1,020.5

Construction Services operations are presented as discontinued operations . Prior period amounts have been restated to conform with the current year’s presentation. Gross and net revenue were accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted EPS are non-IFRS measures (discussed in the Definitions section of this report).

•

Adjusted net income from continuing operations of $206.6 million or $1.82 on a diluted per share basis, a 5.0% and 5.8% increase, respectively, compared to 2017. This reflects solid net revenue growth from our core Consulting Services business.

•

Excluding the required reclassification of certain corporate cost allocations that resulted from presenting Construction Services as a discontinued operation, our core Consulting Services business would have reported 2018 adjusted net income of $215.5 million or $1.89 on a per share basis.

•	Net revenue growth of 5.7% compared to 2017, with increases across all geographies.

•	Organic net revenue growth of 3.3%, supported by organic growth every quarter of 2018 compared to 2017.

•	Acquisition net revenue growth of 2.6%, supported by seven acquisitions completed in 2018 and three acquisitions completed in 2017.

Management’s Discussion and Analysis December 31, 2018	M-4	Stantec Inc.

•

Administrative and marketing expenses as a percentage of net revenue decreased from 44.4% in 2017 to 42.9% in 2018 (42.3% excluding unusual or non-recurring items) due to improved utilization and operational efficiencies.

•	Adjusted EBITDA growth in continuing operations of 11.1% compared to 2017, representing 11.7% of 2018 net revenue compared to 11.1% of net revenue in 2017.

•

Net income of $47.4 million or $0.42 on a diluted per share basis, a 51.1% and 50.6% decrease, respectively, compared to 2017, reflecting the impact of losses incurred from Construction Services and several unusual, non-recurring expenses.

•	Divested Construction Services on November 2, 2018.

•	Continued to build solid contract backlog of $4.2 billion at December 31, 2018.

•	On February 27, 2019, our Board of Directors declared a dividend of $0.145 per share, an increase of 5.5% from last year, payable on April 15, 2019, to shareholders of record on March 29, 2019.

Management’s Discussion and Analysis December 31, 2018	M-5	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	Year Ended December 31		Quarter Ended December 31
(In millions of Canadian dollars, except per share amounts)	2018	2017	2018	2017

Net income from continuing operations	171.3	97.0	21.2	15.6
Add back:
Income taxes	55.0	166.5	2.6	23.0
Net interest expense	28.7	25.9	9.3	5.5
Depreciation and amortization	115.1	125.2	28.1	29.4
EBITDA from continuing operations	370.1	414.6	61.2	73.5

Add back (deduct) pre-tax:
Lease exit liability	12.8	-	12.8	-
Past service cost for pensions	4.7	-	4.7	-
Unrealized loss on investments held for self-insured liabilities	4.9	-	5.5	-
Rebalancing of investments held for self-insured liabilities	-	(6.7)	-	(6.7)
Gain on disposition of a subsidiary	-	(54.6)	-	-
Adjusted EBITDA from continuing operations	392.5	353.3	84.2	66.8

	Year Ended December 31		Quarter Ended December 31
(In millions of Canadian dollars, except per share amounts)	2018	2017	2018	2017

Net income from continuing operations	171.3	97.0	21.2	15.6
Add back (deduct) after-tax:
Amortization of intangible assets related to acquisitions (note 1)	28.8	43.0	7.3	11.0
Lease exit liability (note 2)	9.4	-	9.4	-
Past service cost for pensions (note 3)	3.5	-	3.5	-
Unrealized loss on investments held for self-insured liabilities (note 4)	3.6	-	4.1	-
US tax reform (note 5)	(10.0)	18.6	-	18.6
Tax expense on reorganization of legal entities (note 5)	-	3.2	-	(0.4)
Rebalancing of investments held for self-insured liabilities (note 6)	-	(5.1)	-	(5.1)
Gain on disposition of a subsidiary (note 7)	-	40.0	-	-
Adjusted net income from continuing operations	206.6	196.7	45.5	39.7

Weighted average number of shares outstanding - basic	113,733,118	113,991,507	113,142,068	113,951,072
Weighted average number of shares outstanding - diluted	113,822,318	114,352,920	113,158,097	114,498,677

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	1.82	1.73	0.40	0.35
Adjusted earnings per share - diluted	1.82	1.72	0.40	0.35

See the Definitions section of this report for our discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended December 31, 2018, this amount is net of tax of $1.4 (2017 - $1.8). For the year ended December 31, 2018, this amount is net of tax of $10.6 (2017 - $13.6).

note 2: For the quarter and year ended December 31, 2018, this amount is net of tax of $3.4 (2017 - nil).

note 3: For the quarter and year ended December 31, 2018, this amount is net of tax of $1.2 (2017 - nil).

note 4: For the quarter ended December 31, 2018, this amount is net of tax of $1.4 (2017 - nil). For the year ended December 31, 2018, this amount is net of tax of $1.3 (2017 - nil).

note 5: Refer to the Income Taxes section for further details.

note 6: For the quarter and year ended December 31, 2018, this amount is net of tax of nil (2017 - $1.6).

note 7: This relates to the sale of Innovyze in 2017.

Management’s Discussion and Analysis December 31, 2018	M-6	Stantec Inc.

2018 Fourth Quarter Highlights

	Quarter Ended December 31

	2018	2017
(In millions of Canadian dollars, except per share amounts)	$	$

Gross revenue	1,083.9	977.4
Net revenue	835.6	749.9
EBITDA from continuing operations (note)	61.2	73.5
Net income from continuing operations	21.2	15.6
Net loss from discontinued operations	(32.2)	(4.4)
Net (loss) income	(11.0)	11.2

Basic and diluted earnings (loss) per share
Continuing operations	0.19	0.14
Discontinued operations	(0.29)	(0.04)
Total basic and diluted earnings (loss) per share (EPS)	(0.10)	0.10
Dividends declared per common share	0.1375	0.1250

Continuing operations
Adjusted EBITDA (note)	84.2	66.8
Adjusted net income (note)	45.5	39.7
Adjusted EPS – basic (note)	0.40	0.35
Adjusted EPS – diluted (note)	0.40	0.35

Construction Services operations are presented as discontinued operations . Prior period amounts have been restated to conform with the current year’s presentation. Gross and net revenue were accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted EPS are non-IFRS measures (discussed in the Definitions section of this report).

•

Adjusted net income from continuing operations of $45.5 million or $0.40 on a diluted per share basis, a 14.6% and 14.3% increase, respectively, compared to Q4 17. This reflects solid financial performance from our core Consulting Services business.

•	Net revenue growth of 11.4% in Q4 18 compared to Q4 17, supported by organic and acquisition growth.

•

Organic net revenue growth of 3.5% in Q4 18 compared to Q4 17 with growth in all our regional segments and business operating units, with the exception of Buildings, which was neutral relative to Q4 17.

•	Acquisition net revenue growth of 6.0% in Q4 18 compared to Q4 17.

•

Administrative and marketing expenses as a percentage of net revenue decreased to 45.8% in Q4 18 (43.7% excluding unusual or non-recurring items) from 46.8% in Q4 17 due to improved utilization, operational efficiencies, and reduced share-based compensation charges.

•	Adjusted EBITDA growth from continuing operations of 26.0% compared to Q4 17, representing 10.1% of Q4 18 net revenue compared to 8.9% of net revenue in Q4 17.

•	Net loss of $11.0 million or $0.10 on a diluted per share basis, reflecting the impact of losses incurred from Construction Services and several unusual, non-recurring expenses.

Management’s Discussion and Analysis December 31, 2018	M-7	Stantec Inc.

Financial Targets

2018 Results Compared to Targets

In the MD&A in our 2017 Annual Report, we established various target ranges of expected performance measures for fiscal year 2018. In Q3 18, we concluded that the budgets established for Construction Services and our consolidation results for 2018 were no longer relevant because of our divestiture of Construction Services. Because budgets are a key assumption in establishing our targets, we withdrew the targets for Construction Services and our consolidated results in Q3 18.

Measure - Consulting Services	2018 Target Range	Results Achieved
Gross margin as % of net revenue	53% to 55%	54.1%	✓
Administrative and marketing expenses (excluding unusual or non-recurring items) as % of net revenue	41% to 43%	42.3%	✓
Adjusted EBITDA as % of net revenue (note)	11% to 13%	11.7%	✓

note: Adjusted EBITDA is a non-IFRS measure (discussed in the Definition section of this report).

✓	Met or performed better than target.

x	Did not meet target.

We met all of the targets listed above. As well, for the year, as a percentage of net income, we achieved 6.2% for adjusted net income from continuing operations and 5.1% for net income from continuing operations. In Q4 18, we revised our EBITDA target to adjusted EBITDA since we believe it is more reflective of our underlying operations.

Our administrative and marketing expenses (excluding unusual or non-recurring items) and adjusted EBITDA for Consulting Services would have been 42.0% and 12.0%, respectively, of net revenue without the reclassification of $10.1 million of costs that would have been allocated to Construction Services in the absence of discontinued operations accounting.

In Q3 18, we changed our guidance on our annual effective tax rate from 27% to 29.5%. For the year ended December 31, 2018, the effective tax rate for our continuing operations was 26.8% and excludes the impact of our Construction Services operations (discussed in the Income Taxes section of this report).

For further details regarding our overall annual performance, refer to the Financial Performance section of this report.

Targets for 2019

The following table summarizes our expectations for 2019:

Measure - Consulting Services	2019 Target Range
Gross margin as % of net revenue	53% to 55%
Administrative and marketing expenses as % of net revenue	41% to 43%
EBITDA as % of net revenue (note)	11% to 13%
Net income as % of net revenue	At or above 5%

note: EBITDA is a non-IFRS measure (discussed in the Definitions section of this report).

In addition, we expect the gross to net revenue ratio to be between 1.25 and 1.30.

Our targets for administrative and marketing expenses and EBITDA will be impacted by our transition to IFRS 16 Leases. In Q1 19, we will provide an update on our expectations regarding the impact of implementing IFRS 16 on administrative and marketing expenses, as well as on depreciation and amortization.

Our 2019 outlook, targets, and guidance are more fully discussed in the Outlook section of this report.

Management’s Discussion and Analysis December 31, 2018	M-8	Stantec Inc.

Business Model

Our diverse business model, a key element of our strategy, allows us to adapt to changes in market conditions by offsetting decreased demand for services in one business operating unit or geographic location with increased demand in another. We believe this balanced portfolio approach helps mitigate risk and allows us to maximize shareholder value. And by working on tens of thousands of projects for thousands of clients in hundreds of locations, we avoid relying on a few large projects for revenue. Our clients benefit from the local relationships we build through our 400 office locations and from our wide and deep pool of global experts. We strive to reach beyond the client–service provider relationship to become trusted advisors to and partners with our clients. We work together to identify and understand the challenges facing our clients’ businesses and to offer solutions.

There are three main components of our business model:

•  Geographic Diversification. We do business in three regional operating units—Canada, United States, and Global—offering similar services across all regions. This diversity allows us to cultivate close client relationships at the local level while offering the expertise of our global team

•  Service Diversification. We offer services through five business operating units (BOUs). Within each BOU, we respond to the needs of clients from various sectors through our primary service offerings:

o   Buildings – Pre-design, design, and construction administration services in planning, architecture, interior design, buildings engineering, and sustainability and building performance for vertical infrastructure, primarily for private sector and institutional clients

o   Energy & Resources – Industrial engineering services for private sector energy, resource, and power clients

o   Environmental Services – Planning and permitting services for private sector clients, and remediation activities for private and public sector clients

o   Infrastructure – Front-end design and engineering services and some construction management and inspection work for private and public sector clients

o   Water – Traditional planning, engineering, design, and construction management services augmented with financial and enterprise management, program and asset management, and intelligent platforms for public and private sector clients

Management’s Discussion and Analysis December 31, 2018	M-9	Stantec Inc.

•

Life-cycle solutions. We provide professional services in all phases of the project life cycle: planning, design, construction administration, commissioning, maintenance, decommissioning, and remediation.

Strategy

Our business goal is to be a top-tier global design and delivery firm that is recognized for our creative, technology-forward, and collaborative approach.

As we strive to deliver increasing value to our shareholders, we remain committed to achieving long-term average compound net revenue growth of 15% through a combination of organic and acquisition growth.

Strategic Objectives

•	Winning Impactful Work. We will pursue and win work that transforms communities and inspires employees.

•	Exceptional Project Execution. We will execute projects exceptionally for our clients.

•	Strategic Acquisitions. We will grow through strategic acquisitions to meet the needs of our clients and strengthen our ability to improve the communities, sectors, and geographies we serve.

Management’s Discussion and Analysis December 31, 2018	M-10	Stantec Inc.

•

Inspired Thought Leadership. We will combine proven ideas with curiosity, creativity, and technology-forward approaches to find new ways of addressing client challenges and to position Stantec as an iconic firm.

•	Competitive Operational Advantage. We will embrace and enhance our collaborative business model and integrated platform for competitive and operational advantages.

•	Inspired Culture. We will continue to build an inspiring, inclusive work environment that attracts, supports, and develops world-class talent.

Strategic Acquisitions Completed in 2018 and 2017

In 2018, we completed seven strategic acquisitions. These acquisitions, along with three completed in 2017, contributed to the revenue growth in our reportable segments and business operating units as follows:

				BUSINESS OPERATING UNITS
	Date		# of		Energy &	Environmental
REPORTABLE SEGMENTS	Acquired	Primary Location	Employees	Buildings	Resources	Services	Infrastructure	Water

Consulting Services - Canada
Norwest Corporation (NWC)	May 2018	Calgary, Alberta	140		●
Cegertec Experts Conseils Inc. (CEG)	May 2018	Chicoutimi, Quebec	250	●	●		●
True Grit Engineering Limited (TGE)	October 2018	Thunder Bay, Ontario	55			●

Consulting Services - United States

Inventrix Engineering, Inc. (Inventrix)	April 2017	Seattle, Washington	22	●
RNL Facilities Corporation (RNL)	July 2017	Denver, Colorado	130	●
North State Resources, Inc. (NSR)	October 2017	Redding, California	60			●
Occam Engineers Inc. (OEI)	March 2018	Albuquerque, New Mexico	55					●
Norwest Corporation (NWC)	May 2018	Calgary, Alberta	140		●

Consulting Services - Global

RNL Facilities Corporation (RNL)	July 2017	Denver, Colorado	130	●
ESI Limited (ESI)	March 2018	Shrewsbury, England	50			●
Traffic Design Group Limited (TDG)	April 2018	Wellington, New Zealand	80				●
Peter Brett Associates LLP (PBA)	September 2018	Reading, England	700	●		●	●

Outlook

Organic Revenue Growth

We expect organic net revenue growth in 2019 to be in the low- to mid-single digits, in line with global GDP growth, and we continue to target a long-term average compound net revenue growth rate of 15% through organic and acquisition growth.

Our 2019 outlook was determined based on our expectations, including

•

Solid US consumer spending and business investment, slightly increasing interest rates, and continued strong employment; however, we expect some uncertainty due to the ongoing trade dispute between the United States and China.

•

Slowing economic growth in Canada because of low and volatile oil prices, rising interest rates, and a slowdown in the housing market resulting from the higher interest rates and increased regulatory restrictions with respect to mortgage qualifications.

Management’s Discussion and Analysis December 31, 2018	M-11	Stantec Inc.

•

Growth in our Global markets as we expand our global footprint and benefit from healthy GDP growth in the countries where we operate. We also expect less volatility in the commodity prices that impact our Mining and Environmental Services operations. Though we do expect Brexit to create uncertainty in the United Kingdom and Europe, we believe our UK business is largely insulated from these uncertainties because of our long-term contracts providing services for critical infrastructure projects.

Other Targets and Expectations

In addition to the 2019 financial targets set out in our Financial Targets section of this report, our other expectations for 2019 are as follows:

•

Capital expenditures for property and equipment will be between $60 million and $65 million, a decrease from consolidated capital expenditures of $130.2 million in 2018. This decrease is primarily due to the one-time expense incurred in 2018 to complete the new Edmonton headquarters building. The majority of 2019 capital expenditures are expected to relate to leasehold improvements and office furniture as we continue consolidating offices in an effort to reduce our ongoing lease expenses.

•

Software additions will be between $5 million and $10 million, a decrease from consolidated software additions of $33.2 million in 2018. The decrease in 2019 over 2018 will result primarily because of a large license renewal in 2018. In addition, our vendors are moving toward more cloud-based software solutions, which are subscription in nature; IFRS does not permit capitalization of these as intangible assets. As such, we are required to recognize cloud-based software solutions in administrative and marketing expenses, resulting in higher expenses and lower capitalization and amortization of software in 2019 and onward.

•	Amortization expense for intangible assets will be between $65 million and $70 million, which is consistent with amortization expense for continuing operations in 2018.

•

Depreciation expense will be between $55 million and $60 million, an increase over consolidated depreciation expense of $50.1 million for continuing operations in 2018. This increase will be mainly due to higher depreciation expense for leasehold improvements.

•

An effective income tax rate of approximately 27% is expected in 2019. This rate is based on the statutory rates in jurisdictions where we operate and on our estimated earnings in each of those jurisdictions. We review statutory rates, uncertain tax positions, and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly.

Management’s Discussion and Analysis December 31, 2018	M-12	Stantec Inc.

Financial Performance

Selected Annual Information

	2018			2017
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue		$	% of Net Revenue

Gross revenue	4,283.8	127.7%		4,028.7	126.9%
Net revenue	3,355.2	100.0%		3,173.8	100.0%
Direct payroll costs	1,540.0	45.9%		1,411.9	44.5%
Gross margin	1,815.2	54.1%		1,761.9	55.5%
Administrative and marketing expenses	1,438.2	42.9%		1,407.7	44.4%
Other expense (income)	6.9	0.2%		(60.4)	(2.0%	)
EBITDA from continuing operations (note)	370.1	11.0%		414.6	13.1%
Depreciation of property and equipment	50.1	1.5%		52.2	1.6%
Amortization of intangible assets	65.0	1.9%		73.0	2.3%
Net interest expense	28.7	0.9%		25.9	0.8%
Income before income taxes	226.3	6.7%		263.5	8.3%
Income taxes	55.0	1.6%		166.5	5.2%
Net income from continuing operations	171.3	5.1%		97.0	3.1%
Net (loss) income from discontinued operations	(123.9)	(3.7%	)	-	0.0%
Net income	47.4	1.4%		97.0	3.1%
Basic and diluted earnings (loss) per share
Continuing operations	1.51	n/m		0.85	n/m
Discontinued operations	(1.09)	n/m		-	n/m
Total basic earnings per share (EPS)	0.42	n/m		0.85	n/m

Adjusted EBITDA from continuing operations (note)	392.5	11.7%		353.3	11.1%
Adjusted net income from continuing operations (note)	206.6	6.2%		196.7	6.2%
Adjusted EPS from continuing operations (note)
Basic	1.82	n/m		1.73	n/m
Diluted	1.82	n/m		1.72	n/m

Gross and net revenue were accounted for using IAS 11 in 2017 and IFRS 15 in 2018. Construction Services operations are presented as discontinued operations. Prior period amounts have been restated to conform with the current year’s presentation.

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted EPS are non-IFRS measures (discussed in the Definitions section of this report).

n/m = not meaningful

Discussion of Continuing Operations

In 2018, Stantec generated adjusted net income from continuing operations of $206.6 million or $1.82 per diluted share, a 5.0% and 5.8% increase, respectively, compared to 2017. These results demonstrate that we are achieving our stated objectives of growing organically and through acquisitions, while maintaining an efficient cost structure. As a percentage of net revenue, adjusted net income was 6.2% for both 2018 and 2017.

Net income from continuing operations was $171.3 million or $1.51 per share, a 76.6% and 77.6% increase, respectively, compared to 2017. 2018 results were reduced by several unusual, non-recurring expenses recorded in the year as further discussed below. 2017 results reflected a substantial increase to income tax expense arising from changes in US tax legislation, partly offset by a gain on the sale of a subsidiary.

Management’s Discussion and Analysis December 31, 2018	M-13	Stantec Inc.

Gross and net revenue increased by 6.3% and 5.7%, respectively, in 2018 compared to 2017. We achieved organic net revenue growth of 3.3%, with growth in each geographic reportable segment and business operating unit, except Buildings and Infrastructure.

Gross margin increased by 3.0% in 2018 compared to 2017 but declined as a percentage of net revenue—from 55.5% in 2017 to 54.1% in 2018—largely due to changes in our project mix.

Our focused efforts drove reductions in administrative and marketing expenses as a percentage of net revenue. Results were further strengthened by reduced depreciation of property and equipment, amortization of intangible assets, and income taxes as percentages of net revenue in 2018 compared to 2017. These were partly offset by increases in other expense and net interest expense as a percentage of net revenue.

Adjusted EBITDA increased by 11.1%—from $353.3 million in 2017 to $392.5 million in 2018—and as a percentage of net revenue—from 11.1% in 2017 to 11.7% in 2018. Including the effects of several unusual, non-recurring items—mainly a $12.8 million charge for a lease exit liability related to our Edmonton head office move, a $4.7 million past service cost for our UK defined benefit pensions, and a $4.9 million unrealized loss on investments held for self-insured liabilities—2018 EBITDA amounted to $370.1 million. This is a 10.7% decrease compared to 2017 EBITDA of $414.6 million, which included a $54.6 million gain on the disposition of Innovyze.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant, subcontractor, and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

Consulting Services generates approximately 70% of gross revenue in foreign currencies, primarily in US dollars and GBP. Fluctuations in these currencies had a net $5.3 million negative impact on our net revenue results in 2018 compared to 2017, as further described below:

•	The Canadian dollar averaged US$0.77 in both 2017 and 2018, but contributed to the negative impact, mentioned above, due to foreign exchange fluctuations over the course of the year.

•	The Canadian dollar averaged GBP0.60 in 2017 and GBP0.58 in 2018—a 3.3% decrease. The weakening Canadian dollar had a positive effect on gross and net revenue in 2018 compared to 2017.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue in 2018 compared to 2017.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Management’s Discussion and Analysis December 31, 2018	M-14	Stantec Inc.

Revenue by Reportable Segment

	Gross Revenue			Net Revenue
(In millions of Canadian dollars, except percentages)	2018	2017	2018	2017	2018 Organic Net Revenue Growth %

Canada	1,275.8	1,191.7	1,087.8	1,027.6	3.7%
United States	2,334.6	2,226.0	1,774.4	1,714.7	2.5%
Global	673.4	611.0	493.0	431.5	5.4%

Total	4,283.8	4,028.7	3,355.2	3,173.8	3.3%

Gross revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Revenue by Business Operating Unit

	Gross Revenue			Net Revenue
(In millions of Canadian dollars, except percentages)	2018	2017	2018	2017	2018 Organic Net Revenue Growth (Retraction) %

Buildings	944.5	898.1	724.0	714.8	(2.5%)
Energy & Resources	591.7	479.2	507.5	401.5	22.7%
Environmental Services	682.8	678.1	480.3	454.1	2.2%
Infrastructure	1,157.6	1,090.4	926.0	899.1	(0.1%)
Water	907.2	882.9	717.4	704.3	3.0%

Total	4,283.8	4,028.7	3,355.2	3,173.8	3.3%

Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current period. Gross revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Gross revenue increased by 6.3% compared to 2017. Net revenue increased by 5.7%, reflecting 3.3% organic growth, 2.6% acquisition growth, and a negative 0.2% impact from fluctuations in foreign exchange.

The gross to net revenue ratio for Consulting Services was 1.28, falling within our targeted range of 1.25 to 1.30.

Consulting Services – Canada

Gross revenue increased 7.1% and net revenue increased 5.9% in 2018 compared to 2017 as a result of organic revenue and acquisition growth.

We achieved organic gross revenue growth of 5.0% and net revenue growth of 3.7%, primarily driven by strong performance in our Power and Oil & Gas sectors. Our Water business also achieved strong growth, driven by projects in western Canada. Further, our Community Development sector experienced organic revenue growth with eastern Canada offsetting a decline in the western provinces.

Although Environmental Services retracted year over year, organic growth was positive in Q4 18 and continues to trend favourably as new opportunities emerge in the midstream oil and gas sector, specifically in support of liquefied natural gas projects. Although we saw organic gross revenue growth in our Buildings business, our growth was impacted by major projects nearing completion and by using more specialized consultants for certain projects, resulting in a retraction year over year. Transportation experienced retraction in western Canada as a result of reduced public spending and fewer significant projects.

Management’s Discussion and Analysis December 31, 2018	M-15	Stantec Inc.

Acquisitions completed in 2018 and 2017 contributed to gross revenue growth of 2.0% and net revenue growth of 2.2%, primarily in Buildings and Energy & Resources.

Consulting Services – United States

Gross revenue increased 4.9% and net revenue increased 3.5% in 2018 compared to 2017 as a result of organic revenue and acquisition growth; this growth was partly offset by fluctuations in foreign exchange.

We achieved organic gross revenue growth of 3.6% and net revenue growth of 2.5%, reflecting organic growth in all business operating units and sectors, except Buildings.

We continued to capitalize on our environmental mitigation expertise and build our remediation and recovery expertise in our Environmental Services business, resulting in organic growth across several sectors. In our Energy & Resources business, our Mining, Oil & Gas, and WaterPower & Dams sectors experienced organic growth; markets improved because of increases in certain commodity prices (which were driven by global consumer confidence), and we executed new contracts that had been awarded during the year. Growth in our Water business came from continued expansion in the California and Texas markets. This growth was offset by the impact of the Innovyze sale in Q2 17.

In our Community Development sector, growth in the Southeast and Northeast regions was partly offset by competitive fee pressures in other regions and by work on several new projects that had specific mandates to use certain subconsultants or required specialized external consultants, thereby contributing to higher subconsultant costs. In our Transportation sector, the ramp-up of previously awarded contracts, like the Long Island Rail Road Project, offset retractions from the wrap-up of other large project work. We continue to secure new projects because of our strong and solid strategic market position in transit, bridge inspection, light-rail transit, roadway, and bridge projects.

We experienced organic revenue retraction in our Buildings business because of certain large healthcare projects winding down and Q1 18 project execution issues. However, in the second half of 2018, this trend began to reverse, as retraction was partly offset by growth in the commercial, healthcare, and science and technology sectors, particularly in the Northeast region and Florida. In Q4 18, our Buildings business experienced strong organic growth, offsetting the retraction in the prior three quarters.

Acquisitions completed in 2018 and 2017 contributed to gross revenue growth of 1.6% and net revenue growth of 1.3%, primarily in Buildings, Energy & Resources, and Water.

Consulting Services – Global

Gross and net revenue increased by 10.2% and 14.3%, respectively, in 2018 compared to 2017, representing the region with the most significant growth. Increases during the year resulted from organic revenue and acquisition growth, as well as fluctuations in foreign exchange.

We saw organic gross revenue growth of 1.8% and net revenue growth of 5.4%.

In 2018, net revenue growth in our Water business was driven by new projects in Australia and New Zealand. Continuing strong markets in our Mining sector resulted in an increased volume of work in Latin America. The Mining sector also saw growth resulting from export projects compared to 2017 when capital spending was depressed. Two new projects in Qatar and the United Arab Emirates contributed to growth in our Buildings business.

Organic gross revenue retracted in our Environmental Services business due to decreased volume on a large subcontractor-intensive contract in Europe. Growth in our WaterPower & Dams sector from new projects was partly offset by the winding down of certain large projects in our export business.

Acquisitions completed in 2018 and 2017 contributed to gross revenue growth of 8.0% and net revenue growth of 9.0%, primarily in our Environmental Services and Infrastructure businesses.

Management’s Discussion and Analysis December 31, 2018	M-16	Stantec Inc.

Backlog

Backlog by Reportable Segment

(In millions of Canadian dollars, except months)	2018

Canada	1,052.0
United States	2,538.9
Global	588.3
Total	4,179.2

Our contract backlog—$4.2 billion at December 31, 2018—represents approximately 11.7 months of work.

We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract. Previously, contract backlog was considered a non-IFRS measure. We adopted IFRS 15 on January 1, 2018; it requires that the total value of all secured work be reported as contract backlog. Before adoption, we limited our reported backlog to the first 12 to 18 months of secured work.

Major Project Awards

Major projects awarded in 2018 in Canada include providing engineering and technical support services for the Core Area Wastewater Treatment Program in Victoria, British Columbia. In addition, as part of the Consortium Groupe NouvLR, we were awarded the design engineering work for the Reseau express metropolitan, Montreal’s light rail transit network.

In the United States, we were appointed as lead engineer for the design-build commuter rail expansion for Long Island Rail Road in Nassau County, New York. We were also selected as lead designer for the Red and Purple Modernization Program, a Chicago Transit Authority project.

In Global, major contract awards include delivering the concept design for raising the Warragamba Dam west of Sydney, Australia, and providing project preparation and technical supervision services for the high-voltage transmission and substation activities for a large power project in Nepal. Significant Water projects awarded include a five-year contract extension with Ashghal, Qatar’s public works authority, to implement annual improvement plans. We were also appointed as the sole strategic planning partner for the Yorkshire Water team as part of an AMP7 contract.

Gross Margin

Gross margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include salaries and related fringe benefits for labor hours directly associated with completing projects. Labor costs and related fringe benefits for labor hours not directly associated with completing projects are included in administrative and marketing expenses.

Gross Margin by Reportable Segments

		2018		2017
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue

Canada	557.0	51.2%	551.5	53.7%
United States	982.5	55.4%	958.7	55.9%
Global	275.7	55.9%	251.7	58.3%
Total	1,815.2	54.1%	1,761.9	55.5%

Management’s Discussion and Analysis December 31, 2018	M-17	Stantec Inc.

Gross Margin by Business Operating Unit

		2018		2017
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue

Buildings	387.5	53.5%	391.2	54.7%
Energy & Resources	254.9	50.2%	209.0	52.0%
Environmental Services	270.5	56.3%	261.0	57.5%
Infrastructure	500.8	54.1%	496.1	55.2%
Water	401.5	56.0%	404.6	57.4%
Total	1,815.2	54.1%	1,761.9	55.5%

note: Comparative figures have been reclassified due to a realignment of several business lines.

Gross margin increased $53.3 million as a result of overall revenue increases and decreased 1.4% as a percentage of net revenue in 2018 compared to 2017.

Gross margin in our Canada operations increased $5.5 million and decreased 2.5% as a percentage of net revenue in 2018 compared to 2017. This resulted from a shift in our project mix, driven largely by our Energy & Resources business, which generated substantially higher revenues in 2018 but at lower margins than our other businesses. In addition, reduced capital investment in our Oil & Gas and Mining sectors resulted in lower Energy & Resources and Environmental Services margins relative to net revenues. Our Buildings business had lower margins due to project mix and project execution issues.

Gross margin in our US operations increased $23.8 million and decreased 0.5% as a percentage of net revenue in 2018 compared to 2017 because of project mix and, in part, the Innovyze sale in 2017 (a water software business that operated at higher margins).

Gross margin in our Global operations increased $24.0 million and decreased 2.4% as a percentage of net revenue in 2018 compared to 2017. The decrease was primarily due to project mix, positive estimated cost-to-complete revisions on a major UK Water project in 2017, and positive revenue adjustments from settlements reached on a major Middle East Water project in 2017.

Administrative and Marketing Expenses

Administrative and marketing expenses fluctuate year to year due to the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, business development activities, and integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher as a result of integration activities, including orienting newly acquired staff. Our operations also include higher administrative and marketing expenses in the first and fourth quarters as a result of the holiday season and seasonal weather conditions in the northern hemisphere, which, in turn, result in lower staff utilization.

Administrative and marketing expenses increased by $30.5 million in 2018 compared to 2017 to support the growth in our business but also reflect several unusual, non-recurring items discussed further below. Excluding these unusual items, administrative and marketing expenses would have represented 42.3% of net revenue. In spite of these additional expenses, our administrative and marketing expenses as a percentage of net revenue decreased to 42.9% in 2018 from 44.4% in 2017 and is within our expected range of 41% to 43%. The decrease in administrative and marketing expenses as a percentage of net revenue was mainly due to improved utilization, lower integration costs, operational efficiencies, and share-based expense. As we continued monitoring our backlog and making adjustments to align staffing levels with workloads, our utilization improved. Occupancy costs decreased due to our continued efforts to consolidate offices and negotiate lower lease rates. As a consequence of management’s continued focus on reducing costs, we realized cost savings in discretionary spending and other areas. Also, we recorded a $5.0 million decrease in the fair value of our cash-settled share-based compensation (deferred share units and preferred share units).

Management’s Discussion and Analysis December 31, 2018	M-18	Stantec Inc.

Administrative and marketing expenses were negatively impacted by a lease exit liability charge of $12.8 million related to the move to our new head office in Edmonton and a past service cost of $4.7 million associated with our defined benefit pension plans. We will receive a full reimbursement from our landlord for the Edmonton lease exit liability, which is required to be treated as a lease inducement under IFRS to reduce our lease cost over the life of the new lease term. Past service costs arose from a UK High Court ruling made on October 26, 2018, resulting in an amendment to our pension plans to equalize guaranteed minimum pension (GMP) benefits.

Depreciation of Property and Equipment

Depreciation decreased $2.1 million year over year. As a percentage of net revenue, depreciation of property and equipment was 1.5% in 2018 compared to 1.6% in 2017. As a professional services organization, we are not capital intensive. In the past, we made capital expenditures mostly for items such as leasehold improvements, computer equipment, furniture, and other office and field equipment. Our additions to property and equipment of $130.2 million were $10.2 million higher than our budget of $120.0 million (set at the beginning of 2018). We advanced our spending on certain leasehold improvements and equipment expenditures originally planned for 2019. Although expenditures of $65.3 million for our new head office in Edmonton were lower than our budget of $72 million, certain of these budgeted expenditures have been deferred until 2019.

Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and finite-lived trademarks are generally amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition.

The following table summarizes the amortization of identifiable intangible assets:

(In millions of Canadian dollars)	2018	2017

Client relationships	26.9	28.2
Backlog	9.9	22.3
Software	25.7	16.4
Other	3.6	7.9
Lease disadvantage	(1.1)	(1.8)

Total amortization of intangible assets	65.0	73.0

The decrease in intangible asset amortization of $8.0 million in 2018 compared to 2017 was mainly due to a reduction in backlog amortization and the 2017 Innovyze sale. Backlog related to acquisitions made in previous years—such as MWH Global, Inc.; Bury Holdings, Inc.; and VOA Associates, Inc.—was fully amortized in Q2 18.

During 2018, we added $66.2 million to intangible assets: $33.0 million from acquisitions and $33.2 million mainly from renewing various software agreements. Software amortization expense increased $9.3 million in 2018 compared to 2017 mainly because of a change in the licensing structure of certain design software, which reduced the estimated life. The $33.2 million additions to intangible software was consistent with our budgeted expectations set at the beginning of 2018.

Our 2018 intangible asset amortization of $65.0 million was consistent with our adjusted guidance of $70 million included in our Q3 18 Management’s Discussion and Analysis. Our guidance was adjusted from our 2017 Annual Report for acquisitions completed in the year and a change in the licensing structure of certain design software, which reduced the software’s estimated life and increased amortization.

Management’s Discussion and Analysis December 31, 2018	M-19	Stantec Inc.

We review intangible assets at each reporting period to determine whether there is an indication of impairment, and based on this review, there were no material indicators of impairment in 2018 and 2017. Our review considered external sources, such as prevailing economic and market conditions, and internal sources, such as the historical and expected financial performance of intangible assets. (See the Critical Accounting Estimates section of this report for more information about the methodology used to test long-lived assets and intangibles for impairment.)

Net Interest Expense

Net interest expense increased $2.8 million in 2018 compared to 2017. Net interest was higher as a result of a net increase of $194.1 million in our total outstanding debt levels and higher interest rates on our revolving credit facilities and term loans. This increase was partly offset with lower interest rates on our notes payable for acquisitions. The average interest rate for our revolving credit facilities and term loans was 4.53% at December 31, 2018, and 3.20% at December 31, 2017. The weighted average interest rate on our notes payable was 3.16% at December 31, 2018, and 3.46% at December 31, 2017.

Foreign Exchange Losses and Gains

We reported a foreign exchange loss of $2.7 million in 2018 and a gain of $0.2 million in 2017. Foreign exchange gains and losses arise from the translation of the foreign-denominated assets and liabilities held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell foreign currencies in exchange for Canadian dollars. The foreign exchange fluctuations in 2018 and 2017 were caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities.

As at December 31, 2018, we had no material foreign-currency forward contracts.

Other Expense (Income)

Other expense was $0.1 million in 2018 compared to other income of $10.0 million in 2017. We recorded an unrealized loss of $4.9 million and a realized gain of $0.9 million on our equity securities in our investments held for self-insured liabilities. Other income also includes approximately $4 million from certain joint arrangements. Unrealized losses represent the downturn in the equity markets and are non-cash adjustments that will continue to fluctuate based on changes in fair value. In 2017, a realized gain of $9.6 million was recorded on the sale of certain equity securities. Fair value fluctuations on these investments in 2017 were recorded in other comprehensive income. However, on adoption of IFRS 9 (described in the Accounting Developments section of this report), the impact of fair value changes is now recorded through income.

Income Taxes

Our 2018 effective income tax rate was 24.3% compared to 63.2% in 2017. Our normalized effective tax rate for 2018 would be 26.8% when adjusted for a US tax reform transition tax recovery of $10.0 million offset by $4.4 million of adjustments for previous years’ current income tax. The effective tax rate is based on statutory rates in jurisdictions where we operate and on our estimated earnings in each of these jurisdictions.

After eliminating certain unusual transactions, our normalized effective tax rate for 2017 was 24.0%. The increase in this tax rate to 26.8% in 2018 was due to the recognition of tax credits in 2017 against income earned in jurisdictions with higher tax rates and the impact of losses incurred in jurisdictions with lower tax rates. The transactions affecting our 2017 tax rate that we eliminated to arrive at 24.0% are as follows: a $94.5 million net tax expense related to the Innovyze sale, a net $18.6 million US tax reform adjustment, and a $3.2 million corporate reorganization tax charge.

Management’s Discussion and Analysis December 31, 2018	M-20	Stantec Inc.

US Tax Reform

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act. This resulted in a one-time transition tax of $31.2 million on deemed mandatory repatriation of earnings and a realized recovery of $12.6 million on remeasurement of deferred tax assets and liabilities using the substantively enacted federal tax rate of 21%.

On August 1, 2018, the U.S. Treasury and Internal Revenue Services (IRS) released proposed regulations under Section 965. These regulations provided guidance relating to the one-time transition tax due on the mandatory repatriation of certain deferred foreign earnings. Based on the proposed regulations, certain tax elections filed after November 2, 2017, were deemed to be disregarded in calculating the transition tax. As such, based on the calculation methods prescribed under the proposed regulations, a tax recovery of $10.0 million was recognized on the federal portion of the tax. We will continue to monitor for new interpretation and guidance issued by the U.S. Treasury Department, the IRS, and state taxing authorities.

Discussion of Discontinued Operations

On November 2, 2018, we completed the sale of our Construction Services operations, including MWH Constructors’ UK and US divisions and Slayden Constructors, Inc. (collectively, Construction Services). The results of our Construction Services operations are reported as discontinued operations in our 2018 consolidated financial statements for all periods presented. Our statement of financial position for December 31, 2017, was not adjusted, and our financial position as at December 31, 2018, no longer includes the assets and liabilities of Construction Services.

Construction Services was acquired as part of the MWH acquisition in 2016 and was previously a reportable segment and a group of cash generating units. We assumed the defined benefit pension plan related to Construction Services and the obligations related to an ongoing UK-based waste-to-energy project. These items are included in discontinued operations.

The following table summarizes our Construction Services results:

Net loss from discontinued operations	For the year ended December 31
	2018	2017
	$	$

Revenue	884.4	1,111.4
Expenses	(953.8)	(1,111.4)
Impairment of goodwill	(53.0)	-
Loss from operating activities before income taxes	(122.4)	-
Income taxes on operating activities	10.8	-
Loss from operating activities, net of income taxes	(111.6)	-
Gain on disposal of discontinued operations before income taxes	1.5	-
Income taxes on disposal of discontinued operations	(13.8)	-
Loss on disposal of discontinued operations, net of income taxes	(12.3)	-
Net loss from discontinued operations	(123.9)	-

The table above includes the revenue and expenses for our Construction Services operations, including results up to our sales date of November 2, 2018. Also included are project losses recorded in Q4 18 associated with the

Management’s Discussion and Analysis December 31, 2018	M-21	Stantec Inc.

remaining UK waste-to-energy project. Our project losses increased because of continued EPC-related delays impacting the expected project acceptance, which is now expected to occur in Q1 19. The provisions recorded represent our best estimate of costs expected on the project.

Expenses also include a $5.8 million past service cost recognized in Q4 18 for the Construction Services defined benefit pension plan resulting from a UK High Court ruling regarding equalization benefits.

The sale of Construction Services resulted in a non-cash goodwill impairment charge of $53.0 million recorded in Q3 18 since the carrying amount of the Construction Services disposal group exceeded the estimated net proceeds on sale. Gross proceeds less estimated working capital adjustments, transaction costs, and net assets disposed resulted in a gain on sale of $1.5 million recorded in Q4 18. We are still in the process of reviewing the closing financial statements with the purchaser.

An income tax recovery was recognized on the operating activities because of our loss position from operating activities. A tax charge of $13.8 million was recognized on the sale of Construction Services because the tax basis of our net investment in the US Construction Services business is lower than the carrying amount, which resulted in a taxable gain. As well, the UK tax rate on intangible assets was adjusted downward to reflect the sale.

Management’s Discussion and Analysis December 31, 2018	M-22	Stantec Inc.

Fourth Quarter Results

The following table summarizes our key operating results from continuing operations for Q4 18 as a percentage of net revenue and the percentage increase in the dollar amount of these results in Q4 18 compared to Q4 17:

	Quarter Ended Dec 31, 2018		Quarter Ended Dec 31, 2017
		% of Net		% of Net
(In millions of Canadian dollars, except per share amounts and percentages)	$	Revenue	$	Revenue
Gross revenue	1,083.9	129.7%	977.4	130.3%
Net revenue	835.6	100.0%	749.9	100.0%
Direct payroll costs	386.2	46.2%	330.9	44.1%
Gross margin	449.4	53.8%	419.0	55.9%
Administrative and marketing expenses	382.7	45.8%	350.7	46.8%
Other expense (income)	5.5	0.7%	(5.2)	(0.7%)
EBITDA from continuing operations (note)	61.2	7.3%	73.5	9.8%
Depreciation of property and equipment	13.0	1.6%	12.7	1.7%
Amortization of intangible assets	15.1	1.8%	16.7	2.2%
Net interest expense	9.3	1.1%	5.5	0.7%
Income before income taxes	23.8	2.8%	38.6	5.1%
Income taxes	2.6	0.3%	23.0	3.0%
Net income from continuing operations	21.2	2.5%	15.6	2.1%
Net loss from discontinued operations	(32.2)	(3.8%)	(4.4)	(0.6%)
Net (loss) income	(11.0)	(1.3%)	11.2	1.5%
Basic and diluted earnings (loss) per share
Continuing operations	0.19	n/m	0.14	n/m
Discontinued operations	(0.29)	n/m	(0.04)	n/m
Total earnings per share (EPS)	(0.10)	n/m	0.10	n/m

Adjusted EBITDA from continuing operations (note)	84.2	10.1%	66.8	8.9%
Adjusted net income from continuing operations (note)	45.5	5.4%	39.7	5.3%
Adjusted basic and diluted EPS from continuing operations (note)	0.40	n/m	0.35	n/m
Dividends declared per common share	0.1375	n/m	0.1250	n/m

Gross and net revenue were accounted for using IFRS 15 in 2018 and IAS 11 in 2017. Construction Services operations are presented as discontinued operations. Prior period amounts have been restated to conform with the current year’s presentation.

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted EPS are non-IFRS measures (discussed in the Definitions section of this report).

n/m = not meaningful

Discussion of Continuing Operations

In Q4 18, Stantec generated adjusted net income from continuing operations of $45.5 million or $0.40 per share, a 14.6% and 14.3% increase, respectively, in Q4 18 compared to Q4 17. Adjusted net income was positively impacted by revenue growth, a decrease in administrative and marketing expenses as a percentage of net revenue, and a decrease in the amortization of intangible assets. As a percentage of net revenue, adjusted net income increased from 5.3% in Q4 17 to 5.4% in Q4 18.

In Q4 18, net income from continuing operations was $21.2 million or $0.19 per share, a 35.9% and 35.7% increase, respectively, in Q4 18 compared to Q4 17. Our Q4 18 results were reduced by several unusual, non-recurring expenses recorded in the quarter, as further discussed below. Q4 17 results reflected a substantial increase to income tax expense arising from changes in US tax legislation.

Management’s Discussion and Analysis December 31, 2018	M-23	Stantec Inc.

Gross and net revenue increased by 10.9% and 11.4%, respectively, in Q4 18 compared to Q4 17. This increase was positively impacted by acquisitions completed in 2017 and 2018 and by 3.5% growth in organic net revenue, reflecting growth in each geographic reportable segment and business operating unit, with the exception of Buildings, which was neutral relative to Q4 17. Revenue also increased due to fluctuations in foreign currencies. The average exchange rate for the Canadian dollar was US$0.76 in Q4 18 compared to US$0.79 in Q4 17, and the British pound sterling was GBP0.59 in both Q4 18 and Q4 17.

Gross margin increased 7.3% in Q4 18 compared to Q4 17 but declined as a percentage of net revenue—from 55.9% in Q4 17 to 53.8% in Q4 18—largely due to changes in our project mix.

Administrative and marketing expenses increased 9.1% in Q4 18 compared to Q4 17, primarily due to several unusual and non-recurring items discussed further below, but declined as a percentage of net revenue—from 46.8% in Q4 17 to 45.8% in Q4 18 (43.7% excluding unusual or non-recurring items). Results also reflect lower depreciation of property and equipment, amortization of intangible assets, and income taxes as a percentage of net revenue in Q4 18 compared to Q4 17. These were partly offset with increases in other expense and net interest expense as a percentage of net revenue.

Adjusted EBITDA increased 26.0%—from $66.8 million in Q4 17 to $84.2 million in Q4 18—and as a percentage of net revenue—from 8.9% to 10.1%. Including the effects of several unusual, non-recurring items—mainly a $12.8 million charge for a lease exit liability related to our Edmonton head office move, a $4.7 million past service cost for our UK defined benefit pensions, and a $5.5 million unrealized loss on investments held for self-insured liabilities—Q4 18 EBITDA amounted to $61.2 million. This is a 16.7% decrease compared to Q4 17 EBITDA of $73.5 million, which was positively impacted by $6.1 million in realized gains on investments held for self-insured liabilities.

Gross and Net Revenue – Q4 18 versus Q4 17

Our operations are typically affected by seasonality: the first and fourth quarters have the lowest revenue generation and project activity due to holidays and weather conditions in the northern hemisphere.

Revenue by Reportable Segment

	Gross Revenue		Net Revenue
(In millions of Canadian dollars, except percentages)	Quarter Ended Dec 31, 2018	Quarter Ended Dec 31, 2017	Quarter Ended Dec 31, 2018	Quarter Ended Dec 31, 2017	Q4 18 Organic Net Revenue Growth %

Canada	319.2	300.0	268.9	252.5	1.7%
United States	572.0	521.7	425.5	390.8	4.0%
Global	192.7	155.7	141.2	106.6	5.4%

Total	1,083.9	977.4	835.6	749.9	3.5%

Gross revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Management’s Discussion and Analysis December 31, 2018	M-24	Stantec Inc.

Revenue by Business Operating Unit

	Gross Revenue		Net Revenue

(In millions of Canadian dollars, except percentages)	Quarter Ended Dec 31, 2018	Quarter Ended Dec 31, 2017	Quarter Ended Dec 31, 2018	Quarter Ended Dec 31, 2017	Q4 18 Organic Net Revenue Growth %

Buildings	235.0	212.4	174.8	165.0	0.0%
Energy & Resources	157.1	130.5	128.7	106.8	11.7%
Environmental Services	185.3	175.9	125.4	110.8	3.2%
Infrastructure	292.2	251.1	235.4	208.0	1.2%
Water	214.3	207.5	171.3	159.3	4.7%

Total	1,083.9	977.4	835.6	749.9	3.5%

Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current period. Gross revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Gross revenue increased 10.9% in Q4 18 compared to Q4 17. Net revenue increased 11.4%, reflecting 3.5% organic growth, 6.0% acquisition growth, and a 1.9% change resulting from fluctuations in foreign exchange.

Our Canada operations had organic gross and net revenue growth of 2.0% and 1.7%, respectively, in Q4 18 compared to Q4 17. Organic growth continued in our Energy & Resources and Water businesses, particularly in our Oil & Gas sector. In the quarter, we also saw growth in our Environmental Services business as a result of opportunities emerging from the midstream oil and gas sector. Retraction was seen in Buildings because several major healthcare projects wound down, and retraction was seen in Infrastructure mainly because the housing market softened and certain Transportation projects slowed down.

Our US operations achieved organic gross and net revenue growth of 4.9% and 4.0%, respectively, in Q4 18 compared to Q4 17. All of our businesses grew organically except Energy & Resources. Improvements in the US economy contributed to increased demand for commercial and residential development, both publicly and privately, leading to continued growth in our Buildings, Environmental Services, and Water businesses. The ramp-up of design work on new projects awarded in the year contributed to growth in our Transportation sector. The wind-down of certain large projects contributed to retraction in our Energy & Resources business.

Our Global operations experienced organic gross and net revenue growth of 2.7% and 5.4%, respectively, in Q4 18 compared to Q4 17. Growth was driven by our Water business and increased volume in our Mining, Power, and Transportation sectors. New Water projects and our strengthening Transportation sector contributed to growth in Australia and New Zealand. Growth continued in our Latin America Mining sector and in our Mining export work because of market improvements and increased capital spending by our clients. Growth in our WaterPower & Dams and Power sectors resulted from new export projects in the Asia-Pacific region.

Management’s Discussion and Analysis December 31, 2018	M-25	Stantec Inc.

Gross Margin

Gross margin was up $30.4 million or 7.3% in Q4 18 compared to Q4 17. As a percentage of net revenue, gross margin decreased from 55.9% in Q4 17 to 53.8% in Q4 18. Gross margins quarter over quarter in our reportable segments and our business operating units are summarized below:

Gross Margin by Reportable Segments

	Quarter Ended Dec 31, 2018		Quarter Ended Dec 31, 2017
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue

Canada	134.0	49.8%	136.6	54.1%
United States	234.7	55.2%	216.8	55.5%
Global	80.7	57.2%	65.6	61.6%
Total	449.4	53.8%	419.0	55.9%

Gross Margin by Business Operating Unit

	Quarter Ended Dec 31, 2018		Quarter Ended Dec 31, 2017
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue

Buildings	93.7	53.6%	87.7	53.2%
Energy & Resources	62.3	48.4%	56.4	52.9%
Environmental Services	70.9	56.5%	65.2	58.9%
Infrastructure	127.8	54.3%	117.4	56.4%
Water	94.7	55.3%	92.3	57.9%
Total	449.4	53.8%	419.0	55.9%

Comparative figures have been reclassified due to a realignment of several business lines.

Gross margins were largely impacted by project mix, downward pressures on fees, and reduced subconsultant markups in response to economic challenges in certain markets throughout our operations. In our Canada operations, margins were also impacted by project execution challenges in our Buildings operations. In our Global operations, Q4 18 margins were more in line with expectations; Q4 17 margins were impacted by incentive fees on major contracts and positive adjustments from a major project in Latin America.

Other

Administrative and marketing expenses increased $32.0 million or 9.1% in Q4 18 compared to Q4 17. As a percentage of net revenue, administrative and marketing expenses decreased from 46.8% in Q4 17 to 45.8% in Q4 18. The decrease in administrative and marketing expenses was mainly from improved utilization, operational efficiencies, and reduced share-based compensation charges. These decreases were partly offset by a lease exit liability charge of $12.8 million because of the move to our new Edmonton head office and a $4.7 million past service cost associated with our UK defined benefit pension plans.

Amortization of intangible assets decreased due to a decrease in backlog amortization. Net interest expense increased because of increases in outstanding debt levels and the average interest rate on our revolving credit facilities and term loans.

Other expense included an unrealized fair value loss of $5.5 million on our equity securities in our investments held for self-insured liabilities. In 2017, under previous accounting standards, unrealized fair value fluctuations were included in other comprehensive income. In Q4 17, we recorded as other income a realized gain of $6.7 million associated with the sale of certain equities in our investments held for self-insured liabilities.

Management’s Discussion and Analysis December 31, 2018	M-26	Stantec Inc.

In Q4 18, our reported tax rate was 10.9%. The reduction in our reported tax rate was mainly due to the recognition of additional tax credits, estimated deduction of foreign-derived intangible income introduced with US tax reform, and non-taxable capital gains. Our effective tax rate is based on statutory rates in jurisdictions where we operate. Q4 17 included a US tax reform net tax impact of $18.6 million and was adjusted to normalize our tax rate from 59.6% to 11.4%.

Discussion of Discontinued Operations

In Q4 18, we recorded a net loss from discontinued operations of $32.2 million ($35.8 million on a pre-tax basis). This included results from October 1, 2018, to our sales date of November 2, 2018, for our Construction Services operations and estimated project losses associated with the remaining UK waste-to-energy project.

Quarterly Trends

The following is a summary of our quarterly operating results for the last two fiscal years. Previously reported results for the first three quarters of 2018 and for 2017, excluding gross and net revenue amounts, have been restated for discontinued operations accounting.

Quarterly Unaudited Financial Information

	2018				2017
(In millions of Canadian dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenue	1,083.9	1,086.6	1,092.0	1,021.3	977.4	1,000.9	1,046.3	1,004.1
Net revenue	835.6	847.5	863.3	808.8	749.9	787.5	831.7	804.7
Net income (loss) from continuing operations	21.2	55.9	57.6	36.6	15.6	43.3	99.1	(61.0)
Net (loss) income from discontinued operations, net of tax	(32.2)	(73.9)	(18.0)	0.2	(4.4)	2.9	(1.5)	3.0
Net (loss) income	(11.0)	(18.0)	39.6	36.8	11.2	46.2	97.6	(58.0)

Basic earnings (loss) per share
Continuing operations	0.19	0.49	0.51	0.32	0.14	0.38	0.87	(0.54)
Discontinued operations	(0.29)	(0.65)	(0.16)	-	(0.04)	0.03	(0.01)	0.03
Total basic (loss) earnings per share	(0.10)	(0.16)	0.35	0.32	0.10	0.41	0.86	(0.51)

Diluted earnings (loss) per share
Continuing operations	0.19	0.49	0.51	0.32	0.14	0.37	0.86	(0.54)
Discontinued operations	(0.29)	(0.65)	(0.16)	-	(0.04)	0.03	(0.01)	0.03
Total diluted (loss) earnings per share	(0.10)	(0.16)	0.35	0.32	0.10	0.40	0.85	(0.51)

Continuing operations
Adjusted net income	45.5	51.2	62.0	47.9	39.7	57.1	58.4	41.5
Adjusted basic and diluted EPS (note)	0.40	0.45	0.54	0.42	0.35	0.50	0.51	0.36

Construction Services operations are presented as discontinued operations. Prior period amounts have been restated to conform with the current year’s presentation. Gross and net revenue in 2018 were accounted for using IFRS 15 and IAS 11 prior to 2018. Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section of this report.

Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

Management’s Discussion and Analysis December 31, 2018	M-27	Stantec Inc.

Reconciliation of Previously Reported Adjusted Measures

	2018			2017
(In millions of Canadian dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Adjusted net income - continuing operations	51.2	62.0	47.9	39.7	57.1	58.4	41.5
Add back (deduct) after-tax:
Corporate costs	2.8	2.4	3.2	5.9	(0.8)	3.7	2.3
Change in adjusted definition	14.4	1.3	(1.3)	0.3	0.1	-	0.1
Previously disclosed adjusted net income - Consulting Services (note)	68.4	65.7	49.8	45.9	56.4	62.1	43.9
Previously disclosed adjusted diluted EPS - Consulting Services (note)	0.60	0.58	0.44	0.40	0.50	0.54	0.37

note: The results for Q1 17, Q4 17, and Q1 18, have not previously been disclosed. The change in adjusted definition for Q3 18 included a $10.0 million US tax recovery adjustment.

Our continuing operations now solely comprises our Consulting Services business. Certain corporate costs, which have historically been allocated to Construction Services, are now required to be classified with our continuing operations. As such, the table above reconciles our adjusted net income and adjusted diluted earnings per share presented for our continuing operations to previously disclosed results for Consulting Services.

The following items impact the comparability of our quarterly results:

Gross Revenue

	Q4 18 vs.	Q3 18 vs.	Q2 18 vs.	Q1 18 vs.
(In millions of Canadian dollars)	Q4 17	Q3 17	Q2 17	Q1 17
Increase (decrease) in gross revenue due to
Net acquisition growth	50.5	27.3	22.2	7.7
Organic growth	35.5	34.1	48.3	32.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	20.5	24.3	(24.7)	(22.6)
Total net increase in gross revenue	106.5	85.7	45.8	17.1

Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

In Q1 17, our results were impacted by a deferred tax charge of $90.4 million related to the potential sale of Innovyze; excluding this impact, our net income for Q1 17 would have been $32.4 million. In Q2 17, our results were impacted by the completion of the Innovyze sale; excluding this impact, our net income for Q2 17 would have been $47.1 million. In Q4 17, our results were impacted by net tax expenses of $18.6 million from the US tax reform; excluding this impact, our net income for Q4 17 would have been $29.8 million. In Q3 18, our results were impacted by a goodwill impairment charge of $53.0 million and a deferred tax charge of $8.7 million related to the potential sale of Construction Services; excluding this impact, our net income for Q3 18 would have been $43.7 million.

We experience variability in our results of operations from quarter to quarter due to the seasonal nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see seasonal slowdowns related to winter weather conditions and holiday schedules. (See additional information about operating results in our Management’s Discussion and Analysis for each respective quarter.)

Statements of Financial Position

The following highlights the major changes to our assets, liabilities, and equity from December 31, 2017, to December 31, 2018. Although the operating results and cash flows of our Construction Services business have been presented as discontinued operations, our statement of financial position comparatives were not adjusted.

Management’s Discussion and Analysis December 31, 2018	M-28	Stantec Inc.

Balance Sheet Summary

(In millions of Canadian dollars, except percentages)	Dec 31, 2018	Dec 31, 2017

Total current assets	1,635.5	1,608.2
Property and equipment	289.4	212.6
Goodwill	1,621.2	1,556.6
Intangible assets	247.7	262.4
Net employee defined benefit asset	10.0	12.7
Other assets	175.5	195.5
All other assets	30.6	35.1

Total assets	4,009.9	3,883.1

Current portion of long-term debt	48.5	198.2
Current portion of provisions	42.4	28.1
All other current liabilities	767.7	929.2

Total current liabilities	858.6	1,155.5
Long-term debt	885.2	541.4
Provisions	78.2	68.1
Net employee defined benefit liability	68.6	44.8
Other liabilities	140.4	101.1
All other liabilities	70.2	72.9
Equity	1,906.9	1,896.3
Non-controlling interests	1.8	3.0

Total liabilities and equity	4,009.9	3,883.1

Refer to the Liquidity and Capital Resources section for an explanation of the changes in current assets and current liabilities and the Shareholders’ Equity section for an explanation of the changes in equity.

Overall, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated balance sheets increased because of the weakening Canadian dollar—from US$0.80 at December 31, 2017, to US$0.73 at December 31, 2018. In addition, the sale of Construction Services reduced our assets and liabilities at December 31, 2018, compared to 2017. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment increased mainly because of $56.4 million in additions for leasehold improvements for our new Edmonton headquarters building. Goodwill and intangible assets were impacted by acquisitions completed in the year, foreign exchange, and the sale of Construction Services (further discussed in the Goodwill section that follows). Intangible assets also decreased as a result of amortization recorded in the year. Other financial assets decreased mainly because of a $10.9 million reduction in holdbacks on long-term contacts resulting from the sale of Construction Services.

Total current and long-term debt increased $194.1 million for the following reasons: increases in our revolving credit facilities and term loan of $169.0 million, notes payable from acquisitions of $16.0 million, and finance lease obligations of $9.1 million. These increases are net of a repayment of $150.0 million of Tranche A of our term loan during Q2 18. Increased drawings on the revolving credit facilities were made to finance acquisitions and working capital needs.

Management’s Discussion and Analysis December 31, 2018	M-29	Stantec Inc.

Increases in provisions and other liabilities were due primarily to our move to the new Edmonton head office. Included in provisions is our lease exit liability charge of $12.8 million and in other liabilities is an increase in our total lease inducement benefits of $54.0 million. Lease inducement benefits reimbursed are deferred and amortized over the life of the new lease term and reduce our future lease cost.

The net employee defined benefit liability increased $23.8 million and the net employee defined benefit asset decreased $2.7 million for a combined net increase of $26.5 million. This change is due to the addition of PBA’s pension plan of $16.5 million (an acquisition made during the year), a past service cost of $10.5 million related to new legal requirements in the United Kingdom, and a negative return on plan assets of $17.4 million. These increases were offset by contributions of $16.1 million and other adjustments of $1.8 million, which included actuarial losses, payments, and other expenses.

Goodwill

In accordance with our accounting policies (described in note 4 of our 2018 audited consolidated financial statements), we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

We allocate goodwill to our cash generating units (CGUs) or groups of CGUs. Prior to the sale of Construction Services, we had seven CGUs: three were grouped into Consulting Services – Global; two were grouped into Construction Services for the purposes of testing impairment. As a Company, we do not monitor goodwill at or allocate goodwill to our business operating units.

On November 2, 2018, we completed the sale of Construction Services, resulting in a $67.2 million net reduction in goodwill (net of a non-cash goodwill impairment charge). We reviewed the carrying value of the Construction Services disposal group as at September 30, 2018, and determined that the carrying value of the disposal group exceeded the estimated proceeds on sale. As a result, we recognized a goodwill impairment charge of $53.0 million in Q3 18.

On October 1, 2018, and October 1, 2017, we performed our annual goodwill impairment tests. Based on the results, we concluded that the recoverable amount of each CGU or each group of CGUs approximated or exceeded its carrying amount and, therefore, goodwill was not impaired.

Valuation techniques

When performing our goodwill impairment test, we compare the recoverable amount of our CGUs or groups of CGUs to their respective carrying amounts. We use the fair value less costs of disposal approach when estimating the recoverable amount. Within the fair value approach, we apply the income approach as our valuation technique. This approach uses a CGU’s or group of CGUs’ projection of estimated operating results and discounted cash flows based on a discounted rate that reflects current market conditions and the risk of achieving cash flows. (Note 12 in our 2018 audited consolidated financial statements provides more details about our valuation technique and key assumptions used in our goodwill impairment test and is incorporated by reference in this report.)

For our impairment tests performed on October 1, 2018, and October 1, 2017, we used cash flow projections from financial forecasts approved by senior management, and to discount the cash flows for each CGU or group of CGUs, we used after-tax discount rates ranging from 9.3% to 17.0% (2017 – 8.9% to 15.1%). For our cash flow projections, we considered estimates of economic and market information, including growth rates in revenues, estimates of future changes in operating margins, and cash expenditures. Other significant estimates and assumptions included estimates of future capital expenditures and changes in future working capital requirements.

Management’s Discussion and Analysis December 31, 2018	M-30	Stantec Inc.

We believe that our methodology provides us with a reasonable basis for determining whether an impairment charge should be taken. If market and economic conditions deteriorate or if volatility in the financial markets causes declines in our share price, increases our weighted-average cost of capital, or changes valuation multiples or other inputs to our goodwill assessment, our goodwill may require testing for impairment between annual test dates. Moreover, changes in the numerous variables associated with the judgments, assumptions, and estimates we made in assessing the fair value of our goodwill could cause our CGUs or groups of CGUs to be impaired. These impairments are non-cash charges that could have a material adverse effect on our consolidated financial statements but would not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants, and would not have an impact on future operations.

Sensitivity

For Consulting Services – Canada and Consulting Services – United States, management believes that no reasonably possible change in any of the key assumptions would have caused the carrying amount to exceed its recoverable amount. For our Consulting Services – Global group of CGUs, as at the impairment testing date, the recoverable amount approximated the carrying amount. As a result, any adverse change in key assumptions could cause the carrying value to exceed the fair value less costs of disposal. The Consulting Services – Global group of CGUs had a moderated outlook in the pace of recoveries in the energy and mining sectors and in public spending in regions linked to these markets. These moderated outlooks were reflected in the Company’s budget and projections finalized in late 2018.

The values assigned to the most sensitive key assumptions for our Consulting Services – Global group of CGUs are listed in the table below:

Key Assumptions	Consulting Services - Global

Operating margin rates (note)	5.6% to 8.7%
After tax discount rate	11.2%
Terminal growth rate	3.0%
Non-cash working capital rates (note)	20.3% to 20.5%
Average annual net revenue growth rate (2019-2023)	3.7%

note: Operating margin rates and non-cash working capital rates are calculated on net revenue.

Liquidity and Capital Resources

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $400 million subject to approval), our $310 million senior secured term loan, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model reduces the impact of changing market conditions on our operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

We continue to limit our exposure to credit risk by placing our cash and short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. We mitigate risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Management’s Discussion and Analysis December 31, 2018	M-31	Stantec Inc.

Working Capital

The following table shows summarized working capital information as at December 31, 2018, compared to December 31, 2017:

(In millions of Canadian dollars, except ratios)	Dec 31, 2018	Dec 31, 2017	Change

Current assets	1,635.5	1,608.2	27.3
Current liabilities	(858.6)	(1,155.5)	296.9
Working capital (note)	776.9	452.7	324.2
Current ratio (note)	1.90	1.39	n/a

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of this report.

Overall, the carrying amounts of current assets and liabilities for our US subsidiaries on our consolidated statements of financial position increased due to the weakening Canadian dollar. In addition, the sale of Construction Services reduced our current assets and liabilities at December 31, 2018, compared to 2017. Other factors that impacted our current assets and liabilities are outlined in the following paragraphs.

Current assets increased primarily because trade and other receivables, unbilled receivables, and contract assets collectively had a net increase of $91.5 million. These increases were partly offset by a decrease in cash and cash equivalents and cash in escrow of $62.2 million (further explained in the Cash Flows section that follows). A net increase in receivables was primarily due to the days aging, leasehold inducement benefits recoverable from our landlords of $44.0 million, and a receivable owing from the sale of Construction Services.

Gross revenue trade receivables increased 3.6%, or $27.3 million, from December 31, 2017, to December 31, 2018. During the year, our gross trade receivables in the over-90-day aging categories increased 17.0%, or $18.6 million, due to new receivables from acquisitions; this was partly offset by the sale of Construction Services. The mix of clients may impact our trade receivables aging categories going forward.

Investment in trade and other receivables, unbilled receivables, and contract assets increased from 84 days at December 31, 2017, to 103 days at December 31, 2018. The increase was due primarily to the sale of our Construction Services operations, which had lower days sales compared to our Consulting Services operations. Construction Services was 47 days at December 31, 2017, and Consulting Services was 94 days at December 31, 2017. The increase in days for Consulting Services occurred mainly in our US operations and more specifically in our Energy & Resources and Water businesses.

The decrease in current liabilities was caused primarily by a decrease in the current portion of long-term debt, trade and other payables, and deferred revenue. Tranche A of the term loan of $150.0 million, previously included as current, was repaid on May 6, 2018. Trade and other payables decreased $137.4 million and deferred revenue decreased $13.0 million compared to December 31, 2017, primarily because of the sale of Construction Services, and was partly offset with increases from acquisitions.

Decreases in current liabilities were partly offset by an increase in provisions. Included in the current portion of the provision is $15.6 million in expected project losses related primarily to an ongoing UK-based waste-to-energy project. In connection with the sale of our Construction Services operations, Stantec assumed the responsibility for the project. As described in the Discussion of Discontinued Operations section of this report, this project includes two components—EPC and O&M service—and the provisions recorded represent our best estimate of costs expected on the project.

Management’s Discussion and Analysis December 31, 2018	M-32	Stantec Inc.

Cash Flows

Our cash flows from (used in) operating, investing, and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Continuing Operations			Discontinued Operations				Total
(In millions of Canadian dollars)	2018	2017	Change	2018	2017	Change	2018	2017	Change

Cash flows from (used in) operating activities	205.2	254.4	(49.2)	(32.6)	9.3	(41.9)	172.6	263.7	(91.1)

Cash flows (used in) from investing activities	(262.9)	62.6	(325.5)	(3.2)	(2.3)	(0.9)	(266.1)	60.3	(326.4)

Cash flows from (used in) financing activities	18.1	(280.2)	298.3	(0.1)	(0.9)	0.8	18.0	(281.1)	299.1

Cash flows from (used in) operating activities

Cash flows from operating activities from continuing operations are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, including annual employee short-term incentive payments. The decrease in cash flows from operating activities in 2018 compared to 2017 resulted from an increase in our days sales on investments in trade and other receivables, contract assets, cash paid to suppliers because of acquisition growth and the timing of various payments, and a $14.3 million increase in taxes paid as a result of paying more tax instalments. The decrease in cash flows was partly offset by an increase in cash receipts from clients due to acquisition growth.

Cash flows (used in) from investing activities

Cash flows used in investing activities from continuing operations increased in 2018 compared to 2017. The increase in cash flows used was due primarily to increases in acquisitions and additions made for property and equipment and software purchases. We had cash inflows in 2017 because of $213.1 million in net proceeds received from the sale of Innovyze.

Property and equipment and software purchases totaled $64.1 million in 2017 compared to $134.2 million in 2018. The increase mainly related to $55.7 million spent on leasehold improvements for our new Edmonton headquarters building.

Cash flows from (used in) financing activities

Cash flows from financing activities increased in 2018 compared to 2017 and was due to a net cash inflow of $312.3 million from our revolving credit facility compared to a cash outflow of $203.0 million in 2017. This was partly offset by a $150 million repayment made on Tranche A of our term loan, and we used initial proceeds from the Construction Services sale to reduce a portion of our revolving credit facility. In 2017, we used $221.3 million from the proceeds of the Innovyze sale to reduce our revolving credit facility. As well, shares under our Normal Course Issuer Bid (NCIB) were repurchased for $74.7 million in 2018 compared to $14.4 million in 2017.

Capital Management

We manage our capital structure according to our internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 to 1.0. At December 31, 2018, our net debt to EBITDA ratio was 2.42, calculated on a trailing four-quarter basis. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

On June 27, 2018, Stantec amended its syndicated credit facilities (Credit Facility) which, subsequent to the amendment, consists of a senior revolving credit facility of a maximum of $800 million and senior term loans of $310 million in two tranches. Before the amendment, a third tranche (Tranche A) was drawn in Canadian funds of $150 million and was repaid on May 6, 2018.

Management’s Discussion and Analysis December 31, 2018	M-33	Stantec Inc.

The amendment changed certain terms and conditions, including making all the facilities unsecured and extending the maturity date of its revolving credit facility by five years and Tranches B and C of its term loans by four years and five years respectively. Additional funds can be accessed subject to approval and under the same terms and conditions. The amendment increased the amount of additional funds the Company can access from $200 million to $400 million.

The revolving credit facility expires on June 27, 2023, may be repaid from time to time at our option, and is available for future acquisitions, working capital needs, and general corporate purposes. Tranches B and C of the term loan were drawn in Canadian funds of $150 million (due June 27, 2022) and $160 million (due June 27, 2023) respectively.

The credit facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; US dollars as either a US base rate or a LIBOR advance; or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance; and by way of letters of credit. Depending on the form under which the credit facilities are accessed, rates of interest vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points vary—depending on our leverage ratio (a non-IFRS measure).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At December 31, 2018, $223.4 million was available in our revolving credit facility for future activities.

We are subject to financial and operating covenants related to our credit facilities. Failure to meet the terms of one or more of these covenants constitutes a default, potentially resulting in accelerated repayment of our debt obligation. We were in compliance with all of these covenants as at and throughout the year ended December 31, 2018.

Shareholders’ Equity

Shareholders’ equity increased from $1,896.3 million at December 31, 2017, to $1,906.9 million at December 31, 2018. Shareholders’ equity was impacted by various transactions as explained below.

We recorded a $124.1 million foreign exchange gain in our currency translation adjustments in other comprehensive income in 2018 compared to a $134.1 million loss in 2017. Unrealized gains and losses arise when translating our foreign operations into Canadian dollars. We do not hedge for this foreign exchange translation risk. The gain recorded during 2018 was caused primarily by the weakening of the Canadian dollar compared to the US dollar.

We hold investments for self-insured liabilities consisting of government and corporate bonds and equity securities. On adoption of IFRS 9, bonds held for self-insured liabilities are classified as fair value through other comprehensive income (see the Accounting Developments section of this report) and equity securities held for self-insured liabilities are classified as fair value through profit and loss. Unrecognized fair value gain or loss is recorded in other comprehensive income for corporate bonds and included in income for equity securities. Realized gains and losses on corporate bonds are transferred to income as they arise. The net unrealized gain on the fair value of these investments was $1.1 million in 2018 and $0.5 million in 2017.

The Company is a sponsor of defined benefit pension plans. Remeasurement adjustments are included in other comprehensive income. In 2018, we recorded a remeasurement loss of $10.8 million compared to a remeasurement gain of $11.6 million in 2017. This comprises actuarial gains of $4.6 million in 2018 (losses of $16.1 million in 2017), losses on plan assets of $17.4 million (return on plan assets of $30.1 million in 2017), and a deferred tax recovery of $2.0 million (deferred tax expense of $2.4 million in 2017).

Our Board of Directors grants share options as part of our incentive programs. Our board granted 1,112,779 share options in 2018 (1,229,689 in 2017) to various officers and employees of the Company. These options vest equally over a three-year period and have a contractual life of five years from the grant date. Share options exercised generated $6.9 million in cash in 2018 and $7.9 million in cash in 2017.

Management’s Discussion and Analysis December 31, 2018	M-34	Stantec Inc.

During the year, our NCIB with the TSX enabled us to purchase up to 2,278,747 common shares during the period November 14, 2017, to November 13, 2018. On November 11, 2018, we renewed our NCIB with the TSX, which enables us to purchase up to 2,273,879 common shares during the period November 14, 2018, to November 13, 2019. In connection with the NCIB, we have entered into an automatic share purchase plan (ASPP) with a designated broker to allow for the purchase of common shares under our NCIB at times when we normally would not be active in the market due to regulatory restrictions or internal trading black-out periods. Purchases under the ASPP will be determined by the broker in its sole discretion based on parameters that we established prior to any black-out period, in accordance with the terms of the ASPP and applicable TSX rules.

During 2018, 2,470,560 common shares (465,713 common shares in 2017) were repurchased for cancellation pursuant to the NCIB at a cost of $76.7 million ($14.4 million in 2017).

Other

Outstanding Share Data

At December 31, 2018, there were 111,860,105 common shares and 4,987,542 share options outstanding. From January 1, 2019, to February 27, 2019, 195,064 shares were repurchased and cancelled under our NCIB, no share options were granted, 161,374 share options were exercised, and 53,745 share options were forfeited. At February 28, 2019, there were 111,826,415 common shares and 4,772,423 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other liabilities as at December 31, 2018:

		Payment Due by Period
		Less than			After
(In millions of Canadian dollars)	Total	1 Year	1–3 Years	4–5 Years	5 Years

Debt	915.4	39.1	37.1	838.8	0.4
Interest on debt	167.4	39.9	77.2	50.3	-
Operating leases	1,203.6	214.7	352.5	236.4	400.0
Finance lease obligation	19.5	9.7	9.8	-	-
Purchase and service obligations	87.2	37.6	47.3	2.3	-
Other obligations	29.5	4.7	5.8	0.5	18.5
Total contractual obligations	2,422.6	345.7	529.7	1,128.3	418.9

For further information regarding the nature and repayment terms of our long-term debt, operating leases, and finance lease obligations, refer to the Cash Flows from (Used in) Financing Activities section of this report and notes 16 and 20 in our 2018 audited consolidated financial statements, incorporated by reference in this report.

Our operating lease commitments include future minimum rental payments under non-cancellable agreements for office space. Our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other obligations include amounts payable under our deferred share unit plan and amounts payable for performance share units issued under our long-term incentive plan. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The previous table does not include obligations to fund defined benefit pension plans although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the board of trustees for the pension plans. The Company expects to contribute $23.3 million to the pension plans in 2019.

Management’s Discussion and Analysis December 31, 2018	M-35	Stantec Inc.

Off-Balance Sheet Arrangements

As at December 31, 2018, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $71.8 million that expire at various dates before January 2020, except for $9.1 million that have open-ended terms. These—including the guarantee of certain office rental obligations—were issued in the normal course of operations.

Also, as part of the normal course of operations, our surety facilities allow for the issuance of bonds for certain types of project work. As at December 31, 2018, $800.6 million in bonds—expiring at various dates before July 2024—were issued under these surety facilities. These bonds are intended to provide owners with financial security regarding the completion of their construction project in the event of default and relate mainly to our former Construction Services business. The purchaser of the Construction Services business agreed to use reasonable efforts to arrange for Stantec to be released from these obligations as soon as practicable. Although we remain obligated for these instruments, the purchaser has indemnified Stantec should any of these obligations be triggered.

In the normal course of business, we also provide indemnifications and, in limited circumstances, guarantees. These are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. We also indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications or guarantees, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk

Fair value. Financial assets (except trade and other receivables and unbilled receivables that do not have a significant financing component) are initially recognized at fair value plus directly attributable transaction costs, except for financial assets at fair value through profit and loss (FVPL), for which transaction costs are expensed. Trade and other receivables and unbilled receivables that do not have a significant financing component are initially measured at the transaction price determined in accordance with IFRS 15. Purchases or sales of financial assets are accounted for at trade dates.

Subsequent measurement of financial assets is at fair value through profit or loss, amortized cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business approach for managing the financial assets and whether the instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the SPPI criterion). The business approach considers whether a Company’s objective is to receive cash flows from holding assets, from selling assets in a portfolio, or a combination of both. Financial assets are reclassified only when the business approach for managing those assets changes.

•

Amortized cost: Assets held for collection of contractual cash flows—when they meet the SPPI criterion—are measured at amortized cost using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired. Items in this category include cash and cash equivalents, cash in escrow, receivables, and other financial assets.

•

FVOCI: Assets held within a business approach both to collect cash flows and sell the assets—when they meet the SPPI criterion—are measured at FVOCI. Bonds held for self-insured liabilities are included in this category. Movements in the carrying amount are reported in other comprehensive income (except impairments) until disposed of; at this time, the realized gains and losses are recognized in finance income. Interest income from these financial assets is included in finance income using the EIR method. Impairment and foreign exchange gains and losses are reported in income.

Management’s Discussion and Analysis December 31, 2018	M-36	Stantec Inc.

•

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL with realized and unrealized gains and losses reported in other income (expense). Equity securities held for self-insured liabilities are included in this category.

Financial liabilities are initially recognized at fair value and, in the case of loans and borrowings, net of attributable transaction costs. Subsequent measurement of financial liabilities is at amortized cost using the EIR method. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, and thereby calculates the amortized cost and subsequently allocates the interest income or expense over the life of the instrument. For trade and other payables and other financial liabilities, realized gains and losses are reported in income. For long-term debts, EIR amortization and realized gains and losses are recognized in net finance expense.

Market risk. We are exposed to various market factors that can affect our performance, primarily our currency and interest rates.

Currency

Our currency exchange rate risk results primarily from the following three factors:

1.	Consulting Services generates and incurs a significant portion of revenue and expenses in US dollars. Therefore, we are exposed to fluctuations in exchange rates to the extent that

a.	Foreign currency revenues greater than foreign currency expenses in a strengthening Canadian dollar environment will result in a negative impact on our income from operations.
b.	Foreign currency revenues greater than foreign currency expenses in a weakening Canadian dollar environment will result in a positive impact on our income from operations.

2.

Foreign exchange fluctuations may also arise on the translation of the balance sheet of (net investment in) our US-based or other foreign subsidiaries where the functional currency is different from the Canadian dollar, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.

3.

Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward foreign currency contracts.

Although we may buy or sell foreign currencies in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities.

Interest rates

Changes in interest rates also present a risk to our performance. Our revolving credit facility and term loan balances carry a floating rate of interest. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds and term deposits. Based on our loan balance at December 31, 2018, we estimate that a 0.5% increase in interest rates (with all other variables held constant) would have decreased net income by $3.2 million. A 0.5% decrease would have an equal and opposite impact on net income.

Price risk

We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. The effect of a 1.0% increase in equity prices (with all other variables held constant) would have increased comprehensive income by $0.3 million. A 1.0% decrease would have an equal and opposite impact on comprehensive income.

Management’s Discussion and Analysis December 31, 2018	M-37	Stantec Inc.

Related-Party Transactions

We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. Based on these agreements, we have assessed that we have control over the relevant activities, we are exposed to variable returns, and we can use our power to influence the variable returns; therefore, we control these entities and have consolidated them in our consolidated financial statements. We receive a fee generally equal to the net income of the entities and have an obligation regarding their liabilities and losses. Transactions among subsidiaries and structured entities are entered into in the normal course of business and on an arm’s-length basis. Using the consolidated method of accounting, all intercompany balances are eliminated.

From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Associated companies are entities over which we are able to exercise significant influence but not control. A joint arrangement is classified as either a joint venture or joint operation, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. A joint venture provides us with rights to the net assets of the arrangement. A joint operation provides us with rights to the individual assets and obligations.

We account for a joint operation by recognizing our share of assets, liabilities, revenues, and expenses of the joint operation and by combining them line by line with similar items in our consolidated financial statements. We use the equity method of accounting for our associated companies and joint ventures. In 2018, total sales to our joint ventures were $39.8 million, and at December 31, 2018, receivables from our joint ventures were $10.2 million. In 2018, the total sales to our associates were $4.3 million, and at December 31, 2018, receivables from our associates were $1.0 million.

From time to time, we guarantee the obligations of a subsidiary or structured entity for lease agreements, service agreements, and obligations to a third party pursuant to an acquisition agreement. In addition, we may guarantee service agreements for associated companies, joint ventures, and joint operations. (Transactions with subsidiaries, structured entities, associated companies, joint ventures, and joint operations are further described in note 33 of our 2018 audited consolidated financial statements and are incorporated by reference in this report.)

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company and include our CEO, CFO, COO, CBO, CPO, and executive vice presidents. Total compensation to key management personnel and directors recognized as an expense was $10.7 million in 2018 compared to $16.1 million in 2017.

Management’s Discussion and Analysis December 31, 2018	M-38	Stantec Inc.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various judgments, estimates, and assumptions. There has been no significant change in our critical accounting estimates in 2018 from 2017, except for the change in accounting estimates related to the adoption of IFRS 15 and IFRS 9, described in note 6 of our 2018 audited consolidated financial statements.

Note 5 of our December 31, 2018, consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this report.

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:

•	Revenue and cost recognition on contracts
•	Provision for self-insured liabilities
•	Share-based payment transactions
•	Fair values on business combinations
•	Assessment of impairment of non-financial assets
•	Employee benefit plans
•	Fair value of financial instruments
•	Taxes

Because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors, Outlook, and Cautionary Note Regarding Forward-Looking Statements sections of this report.

Accounting Developments

Recently Adopted

Effective January 1, 2018, we adopted the following standards and amendments (further described in note 6 of our December 31, 2018, consolidated financial statements and incorporated by reference in this report):

•	IFRS 15 Revenue from Contracts with Customers (IFRS 15)
•	IFRS 9 Financial Instruments (IFRS 9)
•	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)
•	IFRIC 22 Foreign Currency Transactions and Advance Consideration (IFRIC 22)
•	Annual Improvements (2014-2016 Cycle) related to IAS 28 Investments in Associates and Joint Ventures

Management’s Discussion and Analysis December 31, 2018	M-39	Stantec Inc.

The adoption of these new standards, amendments, interpretations and improvements did not have an impact on our disclosure controls and procedures or our business activities, including debt covenants, key performance indicators, and compensation plans. IFRS 15 and IFRS 9 resulted in updates to certain internal controls over financial reporting.

Adopting the amendments to IFRS 2 and IFRIC 22 and to Annual Improvements (2014-2016 Cycle) did not have an impact on our financial position or performance results.

IFRS 15 Revenue from Contracts with Customers

The adoption of IFRS 15 resulted in a change in accounting policies. We selected the modified retrospective approach, which resulted in the after-tax cumulative effect of adoption being recognized as an adjustment to opening retained earnings at January 1, 2018, the date of initial application. Comparative information was not restated and continues to be reported under IAS 18 Revenue and IAS 11 Construction Contracts. We also elected to apply IFRS 15 only to contracts not completed at January 1, 2018, and to aggregate the effect of all contract modifications that occurred before January 1, 2018.

a)     Change in Accounting Policy and Impact on Financial Results

IFRS 15 sets out a five-step model for revenue recognition. The core principle is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods and services.

On adoption of IFRS 15, the after-tax impact on opening retained earnings was as follows:

(In millions of Canadian dollars)	Retained Earnings
Change orders and claims	(3.0)
Significant financing component	1.7
Construction Services	(22.6)
Total impact of change in accounting policy, January 1, 2018	(23.9)

Change orders and claims

Change orders and claims against the customer were included in our revenue estimates when it was probable the customer would approve or accept the amount and it could be reliably measured. Under IFRS 15, change orders and claims against the customer are included in estimated revenue when we have an enforceable right to the change order or claim, the amount can be estimated reliably, and realization is highly probable. To evaluate these criteria, we consider the cause of any additional costs incurred, the contractual or legal basis for additional revenue, and the history of favorable negotiations for similar amounts.

Significant financing component

Holdbacks on long-term contracts were previously recognized at their discounted present value. Under IFRS 15, holdbacks do not typically result in a significant financing component because the intent is to provide protection against the failure of one party to adequately complete some or all of its obligations under the contract. As a result, holdbacks on long-term contracts are no longer discounted.

Construction Services

Liquidated damages were previously included in estimated contract costs when it was considered probable that penalties would be incurred and paid. Under IFRS 15, liquidated damages are required to be included as a reduction in estimated revenue and the estimates are based on the weighting of probable outcomes.

Management’s Discussion and Analysis December 31, 2018	M-40	Stantec Inc.

b)     Impacts in Statement Presentation and Disclosure

Impacts on our financial statements

The following tables summarize the impacts of adopting IFRS 15 on the Company’s financial statements for the year ended December 31, 2018:

	Dec 31, 2018
(In millions of Canadian dollars)	As Reported	Before IFRS 15	Increase (Decrease)

Current assets
Unbilled receivables	384.6	444.4	(59.8)
Contract assets	59.7	-	59.7
Other assets	23.2	20.3	2.9

Non-current assets
Deferred tax assets	21.2	21.8	(0.6)
Other assets	175.5	167.3	8.2

Current liabilities
Deferred revenue	174.4	165.7	8.7

Shareholders’ equity
Retained earnings	851.2	848.9	2.3
Accumulated other comprehensive income	163.1	163.7	(0.6)

	For the Year Ended Dec 31, 2018
(In millions of Canadian dollars, except per share amounts)	As Reported	Before IFRS 15	Increase (Decrease)

Net income and other comprehensive income
Net income for the year from continuing operations	171.3	168.1	3.2
Net loss from discontinued operations, net of tax	(123.9)	(146.9)	23.0
Net income for the year	47.4	21.2	26.2

Other comprehensive income for the year, net of tax	114.5	115.1	(0.6)
Total comprehensive income for the year, net of tax	161.9	136.3	25.6

Earnings per share (basic and diluted)
Continuing operations	1.51	1.48	0.03
Discontinued operations	(1.09)	(1.29)	0.20
Total basic and diluted earnings per share	0.42	0.19	0.23

Presentation of contract balances

Certain balances in the consolidated statements of financial position were reclassified to comply with IFRS 15. Receivables related to contractual milestones or achievement of performance-based targets were included previously in unbilled receivables and now in contract assets. In addition, contract asset and contract liability balances (deferred revenue) are now presented on a net basis for each contract. This reclassification had no impact on opening retained earnings at January 1, 2018, the date of initial application.

Management’s Discussion and Analysis December 31, 2018	M-41	Stantec Inc.

IFRS 9 Financial Instruments

The adoption of IFRS 9 resulted in a change in accounting policies. We selected the modified retrospective approach, which resulted in the cumulative effect of adoption being recognized as an adjustment to opening retained earnings at January 1, 2018, the date of initial application. Comparative information was not restated and continues to be reported under IAS 39 Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 introduces new requirements for classifying and measuring financial assets and financial liabilities, including derecognition. The new standard includes a single expected credit loss (ECL) impairment model and a reformed approach to hedge accounting. Adopting IFRS 9 did not have a significant effect on our measurement of financial assets and liabilities. IFRS 9 replaces IAS 39 and significantly amends other standards dealing with financial instruments such as IFRS 7 Financial Instruments: Disclosures.

The impact on equity (after tax) on adoption of IFRS 9 follows:

(In millions of Canadian dollars)	Retained Earnings	Accumulated Other Comprehensive Loss

Reclassify equity securities from available-for-sale (AFS) to FVPL	0.9	(0.9)
Other	(0.8)	-
Total impact of change in accounting policy, January 1, 2018	0.1	(0.9)

Reclassifications of financial assets

For classifying and measuring financial assets, IFRS 9 criteria is different from IAS 39 criteria. In IFRS 9, financial instruments are classified based on two criteria: (1) a company’s business approach for managing financial assets and (2) whether the instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the SPPI criterion).

On January 1, 2018, we assessed the business approach that applies to our financial assets and classified our financial assets into appropriate IFRS 9 categories. Certain investments in equity securities were reclassified from assets available for sale to fair value through profit or loss (FVPL) ($49.4 million) at January 1, 2018, because they did not meet the criteria to be classified as fair value through other comprehensive income (FVOCI) as their cash flows did not meet the SPPI criterion. Related unrealized gains of $0.9 million were transferred from other comprehensive income to retained earnings at January 1, 2018.

Future Adoptions

The list below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently assessing the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.

•	IFRS 16 Leases

•	IFRIC 23 Uncertainty over Income Tax Treatments

•	Prepayment Features with Negative Compensation (Amendments to IFRS 9)

•	Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28)

•	Annual Improvements (2015–2017 Cycle) (Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes, and IAS 23 Borrowing Costs)

•	Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

•	Conceptual Framework for Financial Reporting

•	Definition of a Business (Amendments to IFRS 3)

•	Definition of Material (Amendments to IAS 1 and IAS 8)

These standards, amendments, and interpretations are described in note 6 of our December 31, 2018, consolidated financial statements and are incorporated by reference in this report.

Management’s Discussion and Analysis December 31, 2018	M-42	Stantec Inc.

Materiality

We determine whether information is “material” based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted or misstated.

Definition of Non-IFRS Measures

This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, EBITDA, net debt to EBITDA, leverage ratio, adjusted EBITDA, adjusted net income, and adjusted EPS. These non-IFRS measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Working Capital. We use working capital as a measure for assessing overall liquidity. Working capital is calculated by subtracting current liabilities from current assets. There is no directly comparable IFRS measure for working capital.

Current Ratio. We use current ratio as a measure for assessing overall liquidity. Current ratio is calculated by dividing current assets by current liabilities. There is no directly comparable IFRS measure for current ratio.

EBITDA. EBITDA represents net income before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets, and goodwill and intangible impairment. This measure is referenced in our credit facility agreement as part of our debt covenants, and we use it as part of our overall assessment of our operating performance. There is no directly comparable IFRS measure for EBITDA.

Net Debt to EBITDA. As part of our assessment of our capital structure, we monitor net debt to EBITDA. This measure is referenced in our credit facility agreement as part of our debt covenants. It is defined as the sum of (1) long-term debt, including current portion, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA (as defined above). There is no directly comparable IFRS measure for net debt to EBITDA.

Leverage Ratio. This ratio is referenced in our credit facilities agreement as part of our debt covenants. It is defined as total indebtedness divided by EBITDA. Total indebtedness, as defined in the credit facility agreement, includes all obligations for borrowed money; bonds, debentures, notes, or similar instruments; the deferred purchase price of property or services (excluding current accounts payable); and bankers’ acceptances; plus all of the following: obligations upon which interest is customarily paid; obligations under conditional sale or other title retention agreements related to property acquired; indebtedness secured by liens on owned property; guarantees; capital lease obligations; letters of credit or guarantee; hedge exposures; and obligations to purchase, redeem, retire, or otherwise acquire our equity securities. There is no directly comparable IFRS measure for leverage ratio.

Adjusted Measures

Adjusted EBITDA, Adjusted Net Income, and Adjusted EPS represent the respective financial measures (1) excluding the amortization of intangibles acquired through acquisitions and (2) after the adjustments for specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. Specific items may include, but are not limited to, discontinued operations, sale of subsidiaries, adjustments arising from legislative or judicial rulings, such as changes to pension or income tax regulations, significant and unusual non-recurring costs associated with lease exit liabilities and restructuring costs, gains or losses on sales of assets, certain fair value adjustments, and asset impairment losses. We currently use EBITDA as a measure of pre-tax operating cash flow and net income as a measure of overall profitability. There is no directly comparable IFRS measure for adjusted EBITDA. The most comparable IFRS measure for adjusted net income and adjusted EPS is net income and EPS, respectively.

Management’s Discussion and Analysis December 31, 2018	M-43	Stantec Inc.

We believe adjusted EBITDA, adjusted net income, and adjusted EPS are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). They also provide supplemental measures of operating performance, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures.

Risk Factors

Overview

To deliver on our vision and strategic objectives, we continually identify and manage potential Company-wide risks and uncertainties facing our business. We view each risk in relation to all other risks because the risks considered, and the actions taken to mitigate them may create new risks to the Company.

To effectively manage risks, our Enterprise Risk Management (ERM) program

•	Maintains a value-based framework to support our efforts to manage risk effectively, transparently, and consistently

•	Reviews our risk profile continuously and iteratively so risks are identified and managed as they evolve

•	Aligns and embeds risk management into key processes like strategic planning to reduce the effect of uncertainty on achieving our objectives

•	Reports to our executives and Board of Directors to provide assurance on the effectiveness of our risk management process

Board Governance and Risk Oversight

The board provides strategic direction to and guidance on the ERM program and has delegated the responsibility for oversight of the program to the Audit and Risk Committee (ARC).

The ARC supports the development and evolution of

•	Appropriate methods to identify, evaluate, mitigate, and report the principal risks Inherent to our business and strategic direction

•	Systems, policies, and practices appropriate to address our principal risks

•	A risk appetite appropriate for the organization

Annually, the board receives a comprehensive risk report when it receives the Company’s Strategic Plan. Quarterly, the ARC receives a report on the changes in principal risks and mitigation strategies.

In addition to the ARC, the two other board committees have a role in risk management. The Health, Safety, Security, Environmental and Sustainability Committee provides oversight with a focus on relevant operational risk exposures, including the Company’s climate risk tolerance. The Corporate Governance and Compensation Committee guides the deployment of an effective corporate governance system to manage the board’s overall stewardship responsibility, including requiring that appropriate management policies are in place.

Management’s Discussion and Analysis December 31, 2018	M-44	Stantec Inc.

Management Oversight

The C-suite is directly accountable to the board for all risk-taking activities and risk management practices. Responsibility for risk management is shared across the organization. The Executive Leadership Team (ELT) manages risk from an integrated, Company-wide perspective; risk management, part of our day-to-day operations, is included in our key decision-making processes like project go/no-go decisions and strategic planning.

The ELT is supported by numerous teams—Legal; Health, Safety, Security, and Environment (HSSE); Information Technology (IT); Finance; and others—that provide risk management and compliance functions across the organization and work with management to design and monitor appropriate risk mitigation. Our Internal Audit team provides independent assurance regarding the effectiveness and efficiency of our Company-wide risk management.

Principal Risks and Uncertainties

Management remains confident in our ability to successfully achieve our long-term corporate objectives; however, like our competitors, we are exposed to risks and uncertainties. Our risk assessment has identified our most significant risks (see Risks section below). These risks are listed from most to least significant based on their assessed impact on our Company and the probability that they may occur. If any risks occur, individually or in combination, our business, financial condition, results of operations, and prospects could be materially and adversely affected. Given our assessment and mitigation efforts, we do not expect any such material adverse impacts, but we plan for them as part of our ERM processes.

The risks and uncertainties described in this report are not the only ones we face. Additional risks and uncertainties—that we are unaware of, that we currently believe are not material, and that may arise based on new developments—may also become important factors that adversely affect our business.

Risks

Project workplaces are inherently dangerous. Failure to maintain safe work sites could have an adverse impact on Stantec’s business, reputation, financial condition, and results of operations.

With projects and office locations across the globe, our employees travel to and work in high-security-risk countries that may be undergoing political, social, and economic problems that could lead to war, civil unrest, criminal activity, acts of terrorism, or public health crises.

Construction sites are inherently dangerous. Though we invest in a strong program that is focused on the health, safety, and security of our employees and controls environment-related risks, we are exposed to the risk of personal injury, loss of life, or environmental or other damage to our property or the property of others. We could be exposed to civil or statutory liability arising from injuries or deaths or be held liable for either uninsured damages or damages higher than our insurance coverage.

We may also incur additional costs on projects due to delays arising from health and safety incidents. Failure to maintain a strong safety record may also result in losing client confidence and future projects.

Failure to attract, retain, and mobilize skilled employees could harm our ability to execute our strategy.

Stantec derives revenue almost exclusively from services performed by our employees. Failing to attract, retain, and mobilize highly qualified staff could impede our ability to compete for new projects, deliver successfully on projects, and maintain or expand client relationships. This risk may be further increased because of high competition for staff, a result of the record low unemployment levels in the United States.

Management’s Discussion and Analysis December 31, 2018	M-45	Stantec Inc.

Stantec bears the risk of cost overruns on fixed-price contracts.

Our business has historically followed a fee-for-service model; however, some clients in select markets and business operating units are demanding alternative project delivery (APD) methods such as bundled engineering, and procurement; design-builds; and public-private partnerships. Stantec may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates or if we make errors in estimating costs. Poor project management may also result in cost overruns and liabilities.

Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations.

For Stantec to succeed, our internal processes—including project management, billing and collecting tools, and an appropriate insurance program—must be managed effectively; otherwise, we may incur additional costs. Projects that are over budget or not on schedule may lead to client dissatisfaction, claims against Stantec, and withheld payments. Delayed billings and customer payments may require Stantec to increase working capital investment.

Stantec may have difficulty achieving organic growth expectations.

If we are unable to effectively compete for projects, expand services to existing and new clients by cross-selling our services, and attract qualified staff, or if we are significantly affected by adverse economic conditions, we may have difficulty increasing our market share and achieving organic growth objectives.

Failure to manage subcontractor performance could lead to significant losses.

Profitably completing some contracts depends on the satisfactory performance of subcontractors and subconsultants. If these third parties do not perform to acceptable standards, Stantec may need to hire others to complete the tasks, which may add costs to a contract, impact profitability, and, in some situations, lead to significant losses and claims.

Due to participation in joint arrangements, we may have limited control and be adversely impacted by the failure of the joint arrangement or its participants in fulfilling their obligations.

As part of our business strategy, Stantec may enter into joint arrangements, such as partnerships or joint ventures, where control is shared with unaffiliated third parties. For certain projects, we have contractual joint and several liability with these parties. In some cases, these joint arrangements may not be subject to the same internal controls (over financial reporting and otherwise) that we follow. Failure by a joint-arrangement partner to comply with rules, regulations, and client requirements may adversely impact Stantec’s reputation, business, and financial condition.

Demand for Stantec’s services is vulnerable to economic downturns and reductions in government and private industry spending.

Demand for our services is vulnerable to economic conditions and events. As a growing global organization, we are more widely exposed to geopolitical risks and fluctuations in the local economies where we operate. These risks can negatively impact client interest in pursuing new projects.

For example, currency and interest rate fluctuations, inflation, financial market volatility, and credit market disruptions may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms. This may impact their ability to pay us on time for our services, which, in turn, may adversely affect our backlog, earnings, and cash flows.

In these conditions, our clients may seek to change the overall mix of services they purchase and demand more favorable contract terms, including lower prices. Increased competition during an economic decline could force us to accept unfavourable contract terms that cause revenue and margin reductions and greater liability.

Management’s Discussion and Analysis December 31, 2018	M-46	Stantec Inc.

A cybersecurity breach may cause loss of critical data, interrupt operations, and cause prejudice to our clients.

Like other global companies, we rely on computers, large enterprise systems, and information and communication technologies including third-party vendor systems, to conduct our business. Although we devote significant resources to securing Stantec’s computer systems and have strong vetting processes for third-party systems we rely on, a breach in cybersecurity is an inherently high risk. If our systems are breached, we could be exposed to system interruptions, delays, and loss of critical data that could delay or interrupt our operations. Loss of any sensitive and confidential data that our clients entrust us with could harm our clients and others. Other possible adverse impacts include remediation and litigation costs, costs associated with increased protection, lost revenues, and reputational damage leading to lost clients.

A failure in our IT infrastructure could lead to business interruption and loss of critical data, adversely affecting our operating results.

To sustain business operations and remain competitive, we rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications. As our Company grows, we must constantly upgrade our applications, systems, and network infrastructure, as well as attract and retain key IT personnel; otherwise, service delivery and revenues could be interrupted.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The U.S. Foreign Corrupt Practices Act, UK’s Bribery Act, Canada’s Corruption of Foreign Public Officials Act, and similar worldwide anticorruption laws generally prohibit companies and their intermediaries from making improper payments to officials for obtaining or retaining business. Stantec operates in many parts of the world that have experienced government corruption. In certain circumstances, strict compliance with anticorruption laws may conflict with local customs and practices.

We train employees to strictly comply with anti-bribery laws, and our policies prohibit employees from offering or accepting bribes. We have built processes to advise our partners, subconsultants, suppliers, and agents who work with us or work on our behalf that they must comply with anti-corruption laws. Despite Stantec’s policies, training, and compliance programs, we cannot provide assurance that our internal control policies and procedures will always protect us from inadvertent, reckless, or criminal acts committed by employees or others. Violations or allegations of violations could disrupt our business and materially adversely effect our operating results or financial condition. Litigation or investigations relating to alleged violations could be costly and distracting for management, even if we are found not to have engaged in misconduct.

Claims and litigation against us could adversely impact our business.

The threat of a major loss—such as the filing of a design-defect lawsuit against Stantec for damages that exceed Stantec’s professional liability insurance limits—could adversely impact our business even if, after several years of protracted legal proceedings, Stantec is ultimately found not liable for the loss or claim.

Failure to source suitable acquisition targets could impair our growth.

As the professional services industry consolidates, suitable acquisition candidates may be more difficult to find and available only at prices or under terms that are less favorable than before. Future acquisitions may decrease our operating income or operating margins, and we may be unable to recover investments made in those acquisitions.

Management’s Discussion and Analysis December 31, 2018	M-47	Stantec Inc.

If we are not able to successfully manage our integration program, our business and results of operations may be adversely affected.

Difficulties encountered while combining acquired companies could adversely affect the Company’s business. This may prevent us from achieving anticipated synergies and improving our professional service offerings, market penetration, profitability, and geographic presence, all key drivers of our acquisition program. The value of an acquired business may decline if we are unable to retain key acquired employees. Acquired firms may also expose Stantec to unanticipated problems or legal liabilities undiscovered during our due diligence processes.

Force majeure events and climate change could interrupt our business and negatively impact our ability to complete client work.

Stantec’s offices, IT infrastructure, project sites, and staff may be impacted by events beyond our control, such as natural disasters, extreme weather, telecommunications failures, and acts of war or terrorism. Though we maintain a strong business continuity program, a major event could impact our ability to operate and may put our employees and clients at risk. This risk is exacerbated by an increasing number of extreme weather events related to climate change.

Transitioning to a lower-carbon economy may present risks in the form of new environmental regulations, laws, and policies that could result in increased costs or create the potential for litigation, possibly preventing a project from going forward.

Addressing climate change has also created opportunities for Stantec. All of our business lines have programs related to renewable energy, climate change adaptation, resiliency, sustainable buildings and infrastructure, environmental preservation, carbon capture and storage, and more. By partnering with our clients, we help them proactively address business interruption risk and better protect the environment. This results in additional revenue for Stantec.

New or changing policies, regulations, and standards could adversely affect our business operations and results.

Stantec’s business model includes a range of business operating units and jurisdictions, each with its own rules and regulations. As we grow geographically, complying with additional regulations and standards could materially increase our costs; not complying could have a significant impact on our reputation and results.

Relaxed or repealed laws and regulations could also impact the demand for our services.

New trade barriers, changes in duties or border taxes, and changes in laws, policies, or regulations governing the industries and sectors we work in could mean a decreased demand for our services or increased costs. Such changes cannot be predicted, nor can we predict their impact on our business and clients.

Currency and interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital.

Several capital market risks could affect our business including currency risk, interest rate risk, and availability of capital.

Although we report our financial results in Canadian dollars, a substantial portion of our revenue and expenses is generated or incurred in non-Canadian dollars. Stronger Canadian dollar could result in decreased net income from our non-Canadian dollar business.

Our credit facility carries a floating rate of interest; our interest costs will be impacted by change in interest rates. We are also subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds. Our expansion plans may be restricted without continued access to debt or equity capital on acceptable terms. This may negatively affect our competitiveness and results of operations.

Management’s Discussion and Analysis December 31, 2018	M-48	Stantec Inc.

As well, these market fluctuations may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms, which will impact their demand for our services and our clients’ ability to pay for our services.

Failure to adequately tax plan could significantly impair Stantec’s overall capital efficiency.

Continuous changes to various global tax laws are a risk for our organization. Management uses accounting and fiscal principles to determine income tax positions, however, ultimate tax determinations by applicable tax authorities may vary from our estimates, adversely impacting our net income or cash flows.

A change in our effective tax rate could have a material adverse impact on the results of our operations.

Stantec has defined benefit plans that currently have a significant deficit. These could grow in the future, resulting in additional costs.

Stantec has foreign defined benefit pension plans for certain employees. In the future, our pension deficits or surplus may increase or decrease depending on changes in interest rate levels, pension plan performance, inflation and mortality rates, and other factors. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans over a short time, our cash flow could be materially and adversely affected.

Managing Our Risks

Global Operations

We manage our business through a combination of centralized and decentralized controls that address the unique aspects of the various markets, cultures, and geographies we operate in. Our matrix-based leadership structure provides distinct yet coordinated oversight of our business services and geographies.

Our approach to integrating acquired companies involves implementing Company-wide information technology and financial management systems and providing support services from corporate and regional offices.

Business Model

Our business model—based on geography, business operating unit specialization, and life-cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing on key client sectors. We believe this will reduce our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

We also differentiate our Consulting Services business from competitors by entering into both large and small contracts with varying fee amounts. We work on tens of thousands of projects for thousands of clients in hundreds of locations. Our broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and to increase and diversify our revenue base.

Effective Processes and Systems

Our Integrated Management System (IMS) provides a disciplined and accountable framework for managing risks, quality outcomes, and occupational health and safety and environmental compliance. Stantec’s operations (except for recent acquisitions) are certified to the following four internationally recognized consensus ISO standards:

ISO 9001:2015 (Quality Management)

ISO 14001:2015 (Environmental Management)

OHSAS 18001:2007 (Occupational Health & Safety Management)

ISO/IEC 20000-1:2011 (IT Service Management)

Management’s Discussion and Analysis December 31, 2018	M-49	Stantec Inc.

The former MWH North American operations were incorporated into Stantec’s IMS ISO certifications in 2018. Our global operations are largely managed by country-specific management systems with differing ISO certifications as required to support those country- and industry-specific business requirements. We will begin the review and streamlining of the global ISO certifications in 2019.

We use a Project Management (PM) Framework that confirms and clarifies the expectations Stantec has of its project managers. It includes the critical tasks that affect both the management of risks and achievement of quality on typical projects.

Our internal practice audit process enables us to assess the compliance of operations with our IMS. This ensures that all offices and labs are audited at least once over the three-year term of our ISO 9001, ISO 14001, and OHSAS 18001 registrations. Additionally, field-level assessments are conducted for construction-related projects. We have a formal improvement process to encourage suggestions for improvement, address nonconformances to the IMS, promote root-cause analysis, and document follow-up actions and responsibilities.

Our largest and most complex projects are supported by our Programs and Business Solutions (PBS) group, which provides specialized program and project management services.

Our comprehensive IT security (cybersecurity) program is designed to predict, prevent, detect, and respond. Key initiatives include detailed security and acceptable use policies, practices, and procedures; awareness campaigns for staff; and a range of security initiatives for enforcing security standards, including regular penetration tests. Our integrated Security Incident Response team is linked to our Crisis Communication Plan to ensure that breach response protocols are aligned with our overall corporate crisis response plans.

We invest resources in our Risk Management team. Team members are dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. Structured risk assessments are conducted before we begin pursuing projects with heightened or unique risk factors.

Insurance

Our policies cover the following types of insurance: general, automobile, environmental, workers’ compensation and employers’, directors’ and officers’, professional, cyber, patent infringement, fiduciary, crime, Construction Services all risk, wrap-up, and contractors’ equipment liability. We have a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims. We or our clients also obtain project-specific insurance when required.

Growth Management

We have an acquisition and integration program managed by a dedicated acquisition team to minimize the risks associated with integrating acquired companies. A senior regional or business leader is appointed for each acquisition. The team is responsible for

•	Identifying and valuing acquisition candidates

•	Undertaking and coordinating due diligence

•	Negotiating and closing transactions

•	Integrating employees and leadership structures (immediately) and systems (as soon as practical following an acquisition)

Capital Liquidity

We meet our capital liquidity needs and fund our acquisition strategy through various sources, including cash generated from operations, short- and long-term borrowing from our syndicated senior credit facilities ($800 million revolver and $310 million term loans), and the issuance of common shares.

Management’s Discussion and Analysis December 31, 2018	M-50	Stantec Inc.

Controls and Procedures

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management—including our CEO and CFO, as appropriate—to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2018 (as defined in rules adopted by the Securities and Exchange Commission (SEC) in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective.

As permitted by published guidance of the SEC in the United States, management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of ESI Limited; Occam Engineers Inc.; Traffic Design Group Limited; Norwest Corporation; Cegertec Experts Conseils Inc.; Peter Brett Associates LLP and PBA International Limited; and True Grit Engineering Limited acquisitions; these are included in the Company’s 2018 consolidated financial statements. Aggregate assets acquired were $127.0 million, representing 3.2% of the Company’s total assets as at December 31, 2018. Gross revenue earned from the dates of acquisition to December 31, 2018, constituted 2.0% of the Company’s gross revenue for the year ended December 31, 2018.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2018 consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2018, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Corporate Governance

Disclosure Committee

Stantec’s Disclosure Committee consists of a cross-section of management. The committee’s mandate is to regularly review Stantec’s Disclosure Policy and practices in accordance with applicable legislative and regulatory reporting requirements.

Board of Directors

Stantec’s Board of Directors has 10 members. Eight members are independent under Canadian securities laws and under the rules of the SEC and the NYSE and are free from any interest or relationship that could materially interfere with their ability to act in the best interest of our Company and shareholders. Because Bob Gomes has been the CEO of Stantec within the past three years and Gord Johnston is Stantec’s current chief executive officer, they are not considered independent. The chair of Stantec’s Board of Directors, Aram Keith, is an independent director.

Management’s Discussion and Analysis December 31, 2018	M-51	Stantec Inc.

The board’s mandate is to supervise Stantec’s management in the best interests of the Company. The board fulfills its mandate by

•	Overseeing the Company’s strategic planning process
•	Satisfying itself as to the integrity of the CEO and other executive officers
•	Monitoring the Company’s policy for communicating with shareholders, other stakeholders, and the public
•	Reviewing and monitoring the Company’s principal business risks as identified by management, along with the systems for managing those risks
•	Overseeing senior management succession planning, including the appointment, development, and monitoring of senior management
•	Verifying that management maintains the integrity of the Company’s internal controls and management information systems

In 2018, Stantec’s board included three committees: the Audit and Risk Committee (ARC), the Corporate Governance and Compensation Committee (CGCC), and the Health, Safety, Security, Environment, and Sustainability (HSSES) Committee. The ARC and CGCC comprises independent directors only; the HSSES Committee is a mix of independent and non-independent directors.

Audit and Risk Committee

The ARC monitors, evaluates, approves, and makes recommendations on matters affecting Stantec’s external audit, financial reporting, accounting control policies, and risk management. The chair provides regular reports at the Company’s board meetings. The board has determined that each member is financially literate and independent and that three members of the committee are “financial experts” (as the term is defined under the rules of the SEC and NYSE).

Corporate Governance and Compensation Committee

The CGCC monitors, evaluates, approves, and makes recommendations on matters affecting corporate governance and board and executive compensation. Governance matters include but are not limited to board size, director nominations, orientation, education, and self-evaluation. Compensation matters include but are not limited to director and executive management compensation, performance review, and succession planning. The committee reviews and approves the CEO’s objectives and monitors these objectives quarterly. The chair provides regular reports at board meetings.

Health, Safety, Security, Environment and Sustainability Committee

The HSSES Committee monitors, evaluates, approves, and makes recommendations on matters regarding health, safety, security, and environment risks; sustainability; emergency preparedness; and non-financial risks arising from the Company’s integrity management program. The chair provides regular reports at the Company’s board meetings.

More information about Stantec’s corporate governance can be found on our website (stantec.com), and additional information will be available in the Management Information Circular prepared for our May 10, 2019, annual general meeting of shareholders. As well, the following documents are posted on our website:

•	Corporate Governance Guidelines
•	Audit and Risk Committee Terms of Reference
•	Corporate Governance and Compensation Committee Terms of Reference
•	Health, Safety, Security, Environment and Sustainability Committee Terms of Reference
•	Code of Business Conduct

The documents listed above are not and should not be deemed to be incorporated by reference. Printed copies of these documents are available to any shareholder requesting them.

Management’s Discussion and Analysis December 31, 2018	M-52	Stantec Inc.

Subsequent Events

Normal Course Issuer Bid

From January 1, 2019, to February 28, 2018, pursuant to our NCIB, we repurchased and cancelled 195,064 common shares at an average price of $30.63 per share for an aggregate price of $6.0 million.

Interest Rate Swap

In January 2019, we entered into a $160.0 million interest rate swap agreement maturing on June 27, 2023. The swap agreement has the effect of converting the variable interest rate on $160.0 million of the revolving credit facility into a fixed rate of 2.295%, plus an applicable basis point spread.

Dividends

On February 27, 2019, our Board of Directors declared a dividend of $0.145 per share, payable on April 15, 2019, to shareholders of record on March 29, 2019.

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2019 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:

•

The discussion of our goals in the Core Business and Strategy sections including but not limited to our ability to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth, capitalize on strategic opportunities, and grow our market presence

•	Our expectation that we will achieve our 2019 target ranges and expectations for certain measures that are disclosed in the Targets and Outlook sections of this report

•	Our expectations regarding economic trends, industry trends, and commodity prices in the sectors and regions in which we operate

•	Our expectations regarding our sources of cash and ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section

•	Our expectations on capital expenditures, software additions, amortization expenses for intangible assets, depreciation expense, and effective tax rate for 2019

•

Our expectations regarding the effects of the divestiture of our Construction Services operations on our Consulting Services business, including adjusted net income and adjusted diluted earnings per share

Management’s Discussion and Analysis December 31, 2018	M-53	Stantec Inc.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section of this report.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2019 and their effect on our business. The factors and assumptions we used about the performance of Canadian, US, and Global economies in 2019 in determining our annual targets and our outlook for 2019 are listed in the Outlook section of this report. In addition, our budget is a key input for making certain forward-looking statements and certain key assumptions underlying our budget. These key factors and assumptions are set forth below:

•

For 2019, the World Bank forecasted 2.9% global real GDP growth. The Bank of Canada projected 1.7% GDP growth for Canada, and the Congressional Budget Office projected 2.3% GDP growth for the United States.

•	Management assumed the Canadian dollar would be relatively stable compared to 2018 and used an average value of US$0.77 in 2019.

•

In Canada, the overnight interest rate target—currently at 1.75%—is expected to rise over time, but not necessarily in 2019 and the US Federal Reserve is expected to maintain the current federal funds rate in 2019. Therefore, management assumed that the average interest rates will remain consistent in 2019.

•	To establish our effective income tax rate, management considered the tax rates substantially enacted at December 31, 2018, for the countries we operate in.

•

The Canadian unemployment rate—5.8% in January 2019—is not expected to change significantly in 2019. In the United States, the unemployment rate—4.0% for January 2019 is near the lowest level in over 10 years—is expected to fall further, to 3.5%, in 2019.

•

In the United States, housing activity is forecasted to remain positive in 2019. The expected seasonally adjusted annual rate of total housing starts for 2019 is 1,272,000, up from the expected 1,2562,000 total housing starts in 2018.

In Canada, the Canadian Mortgage and Housing Corporation suggested that the number of total housing starts will decrease in 2019. Expected new housing starts will fall between 193,700 and 204,500 units in 2019, a modest drop from forecasted housing starts in 2018; however, they would still be at historically high levels.

•

For all of 2018, the Architecture Billings Index (ABI) from the American Institute of Architects was above 50.0, suggesting growing demand for design services. We anticipate billings to remain stable throughout 2019.

Management’s Discussion and Analysis December 31, 2018	M-54	Stantec Inc.

•

Prices for most metals, minerals, and precious metals are expected to stay flat or decrease in 2019 compared to 2018, according to the World Bank. According to the US Energy Information Administration, the price of WTI crude oil is expected to average $54.79 in 2019 compared to an average of $65.06 in 2018, and US crude oil production is expected to average 12.4 million barrels a day in 2019 compared to an average of 11.0 million barrels a day in 2018.

•	Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 28, 2019, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2019, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis December 31, 2018	M-55	Stantec Inc.